EXHIBIT (a)(1)(A)

OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING SHARES OF COMMON STOCK
(Including the Associated Rights)
OF
DATASCOPE CORP.
BY
DAVINCI MERGER SUB, INC.
AN INDIRECT, WHOLLY-OWNED SUBSIDIARY OF GETINGE AB
AND
GETINGE AB
AT
$53.00 PER SHARE NET TO SELLERS

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF TUESDAY, OCTOBER 28, 2008, UNLESS THE OFFER IS EXTENDED.

DaVinci Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Getinge AB, a Swedish Aktiebolag (“Getinge”), is offering to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the “Shares”), of Datascope Corp., a Delaware corporation (“Datascope”), together with the associated Rights (the “Rights”) issued pursuant to the Rights Agreement, dated May 22, 1991, as amended, by and between Datascope and Continental Stock Transfer & Trust Company, a New York corporation, as rights agent, at a price per share of $53.00, net to the seller in cash (such amount or any different amount per Share that may be paid pursuant to the Offer, the “Offer Price”), subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase, dated September 30, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements, collectively constitute the “Offer”). The Offer is being made pursuant to an Agreement and Plan of Merger, dated September 15, 2008 (the “Merger Agreement”), among Datascope, Getinge and Purchaser. The Offer is conditioned upon, among other things, (i) there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares that represents at least a majority of the total number of outstanding Shares on a fully diluted basis, and (ii) the expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. See Section 14 — “Conditions of the Offer.” After the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into Datascope (the “Merger”), with Datascope becoming an indirect wholly owned subsidiary of Getinge.

The Datascope board of directors has unanimously (i) approved and adopted the Merger Agreement and declared the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement advisable and in the best interests of the Datascope stockholders; (ii) determined to take all action necessary to render the restrictions on business combinations and voting requirements contained in Section 203 of the General Corporation Law of the State of Delaware, if applicable, inapplicable to each of the Offer and the Merger; and (iii) recommended that the Datascope stockholders accept the Offer, tender their Shares in the Offer to Purchaser and adopt the Merger Agreement and the Merger to the extent required by applicable law.

A summary of the principal terms of the Offer appears in the “Summary Term Sheet” of this Offer to Purchase. This entire document should be read carefully before deciding whether to tender Shares.

IMPORTANT

Any Datascope stockholder wishing to tender Shares in the Offer must, prior to 12:00 midnight, New York City time, at the end of October 28, 2008 (as such time may be extended as set forth in this Offer to Purchase) (i) complete and sign the Letter of Transmittal (or a facsimile) in accordance with the instructions in the Letter of Transmittal, including any required signature guarantees, and mail or deliver the Letter of Transmittal, certificates representing Shares tendered and all other required documents to American Stock Transfer & Trust Company, LLC (the “Depositary”), or (ii) follow the procedure for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares”. A Datascope stockholder whose Shares are registered in the name of a bank, broker, dealer or other nominee must request the nominee to tender the Shares to Purchaser.

Any Datascope stockholder that wishes to tender Shares and cannot deliver certificates representing those Shares and all other required documents to the Depositary on or prior to the expiration of the Offer, or that cannot comply with the procedures for book-entry transfer on a timely basis, may tender the Shares pursuant to the guaranteed delivery procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance may be directed to Georgeson, Inc. (the “Information Agent”), the Depositary or Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Dealer Manager”), at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent, or the stockholder may contact his or her broker, dealer, commercial bank, trust company or other nominee for copies of these documents. THE OFFER, INCLUDING THIS OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL, CONTAINS IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

September 30, 2008

The Depositary for the Offer is:

Facsimile: (718) 234-5001	By Mail or Overnight Delivery:	By Hand or Courier:
Confirm by Telephone: (718) 921-8317 or (877) 248-6417	American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, NY 11219	American Stock Transfer & Trust Company Attn: Reorganization Department 59 Maiden Lane Concourse Level New York, NY 10038

The Information Agent for the Offer is:

199 Water Street, 26th Floor
New York, NY 10038-3560
Banks and Brokers Call (212) 440-9800
All Others Call Toll Free (800) 328-5614

The Dealer Manager for the Offer is:

Merrill Lynch & Co.

Four World Financial Center
New York, New York 10080
Call Toll Free: (877) 653-2948
International Callers: (609) 818-8000

i

SUMMARY TERM SHEET

This Summary Term Sheet highlights the material provisions of this Offer to Purchase, dated September 30, 2008 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements, collectively constitute the “Offer”). This Summary Term Sheet is not meant to be a substitute for the information contained in the remainder of the Offer. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal, the Notice of Guaranteed Delivery and the other documents to which we have referred you, because this Summary Term Sheet may not contain all of the information that is important to you. We have included cross-references in this Summary Term Sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below.

Securities Sought in the Offer:	All outstanding shares of Common Stock, par value $0.01 per share (“Shares”), of Datascope Corp. (“Datascope”), together with the associated Rights (the “Rights”) issued pursuant to the Rights Agreement, dated May 22, 1991, as amended, by and between Datascope and Continental Stock Transfer & Trust Company, a New York corporation, as rights agent. See the “Introduction” of this Offer to Purchase for further details.

Price Offered Per Share in the Offer:	$53.00 per Share, net to the seller in cash, without interest and subject to any required withholdings of taxes (such amount or any different amount per Share that may be paid pursuant to the Offer, the “Offer Price”). See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase for further details.

Scheduled Expiration Time of the Offer:	12:00 midnight, New York City time, at the end of October 28, 2008, as such time may be extended as set forth in this Offer to Purchase (the “Expiration Date”). See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase for further details.

Purchaser in the Offer:	DaVinci Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Getinge AB, a Swedish Aktiebolag (“Getinge”). See Section 9 — “Information Concerning Getinge and Purchaser” of this Offer to Purchase for further details.

Minimum Condition to the Offer:	At least a majority of Datascope’s fully diluted Shares (assuming the exercise of any outstanding warrants and the grant and exercise of all options available for grant under Datascope’s equity incentive plans) are validly tendered and not properly withdrawn on or prior to the Expiration Date (the “Minimum Condition”). See Section 14 — “Conditions of the Offer” of this Offer to Purchase for further details.

Datascope Board of Directors’ Recommendation regarding the Offer:	The Datascope board of directors unanimously recommends the Datascope stockholders accept the Offer and tender their Shares into the Offer. See Section 11(b) — “The Merger Agreement” and Section 14 — “Conditions of the Offer” of this Offer to Purchase for further details.

Who is offering to purchase my Shares?

The Purchaser is DaVinci Merger Sub, Inc., a Delaware corporation formed for the purpose of making this acquisition. We are an indirect wholly owned subsidiary of Getinge AB. See Section 9 — “Information Concerning Getinge and Purchaser” of this Offer to Purchase for further details.

What are the classes and amounts of securities sought in the Offer?

We are seeking to purchase all of the outstanding Shares and the Rights. For further information, see Section 1 — “Terms of the Offer” of this Offer to Purchase.

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $53.00 per Share net to you, in cash. See Section 1 — “Terms of the Offer” of this Offer to Purchase for further details.

If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee or commission for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction” of this Offer to Purchase for further details.

Is there an agreement governing the tender offer?

Yes. Datascope, Purchaser and Getinge have entered into an Agreement and Plan of Merger, dated as of September 15, 2008. The merger agreement provides, among other things, for the terms and conditions of the Offer and, following consummation of the Offer, the merger of Purchaser with and into Datascope. See Section 11(b) — “The Merger Agreement” and Section 14 — “Conditions of the Offer” of this Offer to Purchase.

How do I tender my Shares?

To tender your Shares:

•	If you are a record holder of Shares, on or prior to the Expiration Date, you must complete and sign the enclosed Letter of Transmittal and mail or deliver it to American Stock Transfer & Trust Company (the “Depositary”), together with the certificates representing your Shares and any other documents required by the Letter of Transmittal. A record holder may also follow the procedure for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares”.

•	If your Shares are held in street name (through a broker, dealer or other nominee), the Shares must be tendered by your nominee through the Depositary. You should contact your broker, dealer or other nominee and instruct them to tender your Shares.

•	If you are unable to deliver any required document or instrument to the Depositary on or before the Expiration Date, you may be able to tender your Shares by using the enclosed Notice of Guaranteed Delivery. The Notice of Guaranteed Delivery allows a broker, a bank or other fiduciary that is an eligible institution to guarantee on or prior to the Expiration Date that the missing items will be received by the Depositary within three NASDAQ trading days after the Expiration Date. For the tender to be valid, the Depositary must receive the missing items within that three-trading-day period. For assistance, please call the Information Agent, Georgeson, Inc., at (212) 440-9800 if you are a banker or broker and toll-free at (800) 328-5614 if you are not a banker or broker. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase for further details.

When will I be paid for my tendered Shares?

Subject to the terms and conditions of the Offer, we will pay for all Shares validly tendered and not properly withdrawn on or prior to the Expiration Date, promptly after the Expiration Date. For further information, see Section 2 — “Acceptance for Payment and Payment for Shares” of this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. Getinge, our parent company, will provide us with sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining Shares in the Merger, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon any financing arrangements. Getinge will obtain the necessary funds from (i) cash-on-hand and (ii) a senior, unsecured term credit facility described in Section 12 — “Source and Amount of Funds” of this Offer to Purchase.

Is your financial condition relevant to my decision to tender my Datascope shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because:

•	The Offer is being made for all outstanding Shares solely for cash;

•	We, through our parent company, Getinge, will have sufficient funds and financial resources available to purchase all Shares validly tendered and not properly withdrawn in the Offer;

•	The Offer is not subject to any financing condition; and

•	If we consummate the Offer, we will acquire all remaining Shares in the Merger for the same cash price as the Offer Price.

See Section 12 — “Source and Amount of Funds” of this Offer to Purchase for further details.

How long do I have to decide whether to tender my Shares in the Offer?

You will have until the Expiration Date at 12:00 midnight, New York City time, at the end of Tuesday, October 28, 2008, or as the expiration date may be extended, to tender your shares in the Offer. If you cannot deliver everything required to make a valid tender by the Expiration Date, you may still participate in the Offer by using the enclosed Notice of Guaranteed Delivery prior to that time. See Section 1 — “Terms of the Offer” and Section 3— “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase.

Can the tender offer be extended or can there be a subsequent offering period?

Yes. We have agreed in the Merger Agreement that:

•	If, at the scheduled Expiration Date, any condition of the Offer (as set forth in Section 14 — “Conditions of the Offer”) is not satisfied or waived, we must extend the Offer for one or more periods of five (5) business days.

•	If all of the conditions of the Offer are satisfied, but the number of Shares validly tendered and not properly withdrawn in the Offer, together with any Shares owned by Getinge, is less than 90% of the outstanding Shares of Datascope common stock, we may, without the consent of Datascope, commence a subsequent offering period for between three (3) and twenty (20) business days for the remaining outstanding Shares.

•	We must extend the Offer for any period required by any law, rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission, the staff of the U.S. Securities and Exchange Commission, or the NASDAQ Global Select Market (“NASDAQ”).

See Section 1 — “Terms of the Offer” of this Offer to Purchase for further details.

How will I be notified if the tender offer is extended?

If we extend the tender offer, we will issue a press release announcing the extension and the new Expiration Date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date of the Offer. For further information, see Section 1 — “Terms of the Offer.”

How do I withdraw tendered Shares?

If, after tendering your Shares in the Offer, you decide you do not want to accept the Offer, you may withdraw your Shares by instructing the Depositary in writing before the Offer expires. If you tendered your Shares by giving instructions to your broker, bank, or other nominee, you must instruct the broker, bank, or other nominee to arrange for the withdrawal of your Shares. For more information, see Section 4 — “Withdrawal Rights” of this Offer to Purchase.

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time on or prior to the Expiration Date, as it may be extended, and, if we have not previously accepted your Shares for payment, you may withdraw them at any time after November 29, 2008. This right to withdraw will not apply to Shares tendered in any subsequent offering period, if one is provided, pursuant to Rule 14d-11 of the Exchange Act. See Section 4 — “Withdrawal Rights.”

What are the most significant conditions to the Offer?

We are not required to complete the Offer, unless:

•	At least a majority of the Shares (on a fully diluted basis, assuming the exercise of any outstanding Datascope warrants and the grant and exercise of all options available for grant under Datascope’s equity incentive plans) are validly tendered and not properly withdrawn prior to the expiration of the Offer. As of September 12, 2008, the minimum number of Shares required to be tendered in the Offer equaled 8,456,658. See Section 14 — “Conditions of the Offer” of this Offer to Purchase for further details; and

•	The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has terminated or expired.

The Offer is also subject to a number of other important conditions. We expressly reserve the right to waive any such conditions, but we cannot, without Datascope’s prior written consent, add to or supplement the conditions to the Offer or modify the conditions to the Offer in any manner materially adverse to the holders of the Shares. The Offer is not conditioned on Getinge obtaining financing. See Section 14 — “Conditions of the Offer” of this Offer to Purchase for further details.

Will the Offer be followed by a merger if all of the Shares are not tendered in the Offer?

Yes, if we accept for payment and pay for at least a majority of the total number of Shares and the other conditions to the Merger are satisfied or waived, Purchaser will merge with and into Datascope. In the Merger, we will acquire all remaining Shares for the same cash price as the Offer Price. If the Merger takes place, Getinge will, through Purchaser, own all of the Shares, and all of the remaining Datascope stockholders (other than Shares subject to dissenters’ rights and Shares owned by Datascope, Getinge and Purchaser) will receive the Offer Price. See Section 11(b) — “The Merger Agreement” and Section 14 — “Conditions of the Offer” of this Offer to Purchase for a description of the conditions to the Merger.

What does the Datascope board of directors recommend?

The Datascope board of directors unanimously:

•	approved and adopted the Merger Agreement and declared the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement advisable and in the best interests of the Datascope stockholders;

v

•	determined to take all action necessary to render the restrictions on business combinations and voting requirements contained in Section 203 of the General Corporation Law of the State of Delaware, if applicable, inapplicable to each of the Offer and the Merger; and

•	recommended that the Datascope stockholders accept the Offer, that the Datascope stockholders tender their Shares in the Offer to Purchaser and that the Datascope stockholders adopt the Merger Agreement and the Merger to the extent required by applicable law.

See the “Introduction” of this Offer to Purchase for further details.

Have any Datascope stockholders previously agreed to tender their Shares in the Offer?

Yes. The chairman and chief executive officer of Datascope has entered into a voting agreement with Getinge to tender his Shares in the Offer. In addition, to the knowledge of Datascope after reasonable inquiry, each of its other directors and executive officers currently intends to tender all of his or her Shares in the Offer or to sell all of his or her Shares prior to the consummation of the Offer. For further information, see the “Introduction” of this Offer to Purchase.

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares in the Offer and the Merger occurs, unless you properly exercise your dissenters’ rights under Section 262 of the General Corporation Law of the State of Delaware, you will subsequently receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer, without any interest being paid on such amount. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares.

If you decide not to tender your Shares in the Offer and we purchase the tendered Shares, but the Merger does not occur, there may be so few remaining stockholders and publicly traded Shares that the Shares will no longer be eligible to be traded through NASDAQ or other securities exchanges and there may not be an active public trading market for the Shares. See Section 11 — “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Dissenters’ Rights; ‘Going Private’ Transactions; Plans for Datascope” of this Offer to Purchase for further details.

What is the market value of my Shares as of a recent date?

The Offer Price represents a premium of approximately 33.6% to Datascope’s volume weighted average price of $39.67 per share of common stock for the three-month period ended June 3, 2008, the day before the Datascope board of directors announced that it was exploring strategic options for Datascope. The closing price for Datascope shares was $49.23 per share of common stock on September 15, 2008, the last trading day before we announced the Merger Agreement, and $50.98 per share on September 29, 2008, the last trading day before the date of this Offer to Purchase. If the Offer is successful, we expect the Shares to continue to be traded on NASDAQ until the time of the Merger, although we expect trading volume to be significantly below its pre-Offer level. Please note that the time period between completion of the Offer and the Merger may be very short, potentially less than one trading day. See Section 6 — “Price Range of the Shares; Dividends” of this Offer to Purchase for further details.

Will I have appraisal rights in connection with the tender offer?

No, Datascope stockholders will not have appraisal rights in connection with the Offer. However, if the Merger is consummated, holders of the Shares at the effective time of the Merger will have certain rights under the provisions of 262 of the General Corporation Law of the State of Delaware, including the right to dissent from the Merger and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. For more information, see Section 11 — “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Dissenters’ Rights; ‘Going Private’ Transactions; Plans for Datascope.”

What are the material federal income tax consequences of tendering Shares?

The sale or exchange of Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a Datascope stockholder that sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger should recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the Datascope stockholder’s tax basis in the Shares sold or exchanged. See Section 5— “Material U.S. Federal Income Tax Consequences” of this Offer to Purchase for further details.

Who should I call if I have questions about the tender offer? Where do I get additional copies of the offer documents?

You may call Georgeson, Inc., the Information Agent for the Offer, at (212) 440-9800 if you are a banker or broker and toll-free at (800) 328-5614 if you are not a banker or broker. You may also contact the Depositary or Merrill, Lynch, Pierce, Fenner & Smith Incorporated, the Dealer Manager for the Offer, at the contact information on the back cover of this Offer to Purchase.

To:  All Holders of Shares of Common Stock of Datascope Corp.:

INTRODUCTION

DaVinci Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Getinge AB, a Swedish Aktiebolag (“Getinge”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Datascope Corp., a Delaware corporation (“Datascope”), together with the associated Rights (the “Rights”) issued pursuant to the Rights Agreement, dated May 22, 1991, as amended, by and between Datascope and Continental Stock Transfer & Trust Company, a New York corporation, as rights agent (the “Rights Agreement”), at a purchase price of $53.00 per Share, net to the seller in cash, without interest and subject to any required withholdings of taxes (such amount or any different amount per Share that may be paid pursuant to the Offer, the “Offer Price”), on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 15, 2008 (the “Merger Agreement”), among Getinge, Purchaser and Datascope. Purchaser is not required to purchase any Shares unless at least a majority of Datascope’s fully diluted Shares (assuming the exercise of any outstanding warrants and further assuming the grant and exercise of all options available for grant under the Datascope’s equity incentive plans) are validly tendered and not properly withdrawn prior to the expiration of the Offer (the “Minimum Condition”). The Offer also is subject to certain other terms and conditions. See Sections 1 — “Terms of the Offer,” 14 — “Conditions of the Offer” and 15 — “Legal Matters; Required Regulatory Approvals.” After the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into Datascope (the “Merger”).

The tendering Datascope stockholders that are record owners of their Shares and tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Datascope stockholders that hold their Shares through banks or brokers should check with those institutions to determine whether they charge a service fee. If a Datascope stockholder does not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal, he or she may be subject to a required backup U.S. federal income tax withholding of 28% of the gross proceeds payable to that Datascope stockholder. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” Purchaser will pay all charges and expenses of the Depositary, Georgeson, Inc. (the “Information Agent”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Dealer Manager”) incurred in connection with the Offer. See Section 16 — “Fees and Expenses.”

The Datascope board of directors has unanimously (i) approved and adopted the Merger Agreement and declared the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement advisable and in the best interests of the Datascope stockholders; (ii) determined to take all action necessary to render the restrictions on business combinations and voting requirements contained in Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”), if applicable, inapplicable to each of the Offer and the Merger; and (iii) recommended that the Datascope stockholders accept the Offer, tender their Shares in the Offer to Purchaser and adopt the Merger Agreement and the Merger to the extent required by applicable law.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will purchase all Shares validly tendered and not properly withdrawn on or prior to the Expiration Date (as defined below) in accordance with the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” “Expiration Date” means 12:00 midnight, New York City time, at the end of Tuesday, October 28, 2008, unless Purchaser determines to extend the period of time for which the initial offering period of the Offer is open, in which case “Expiration Date” will mean the time and date at which the initial offering period of the Offer, as so extended, will expire. Purchaser (a) must extend the Offer for one or more periods of five business days if, at the scheduled Expiration Date, any of the conditions of the Offer (see Section 14 — “Conditions of the Offer”) have not been satisfied or waived, and (b) may, without the consent of Datascope, commence a subsequent offering period for three to twenty business days for the Shares if all of the conditions of the Offer are satisfied but the number of Shares validly tendered and not properly withdrawn in the Offer, together with any Shares then owned by Getinge, is less than 90% of the outstanding Shares. Purchaser shall also extend the Offer for any period required by any rule, regulation, interpretation or position of the NASDAQ Market, the Securities and Exchange Commission (the “SEC”) or the staff of the SEC applicable to the Offer. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Merger will occur, pursuant to which Purchaser will merge with and into Datascope, with Datascope continuing as the surviving corporation (the “Surviving Corporation”) after the Merger. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by Datascope, Getinge or Purchaser, all of which will be canceled and shall cease to exist, and Shares owned by Datascope stockholders who have properly exercised dissenters’ rights under Section 262 of the DGCL) will be converted into the right to receive the Offer Price. Section 11(b) contains a more detailed description of the Merger Agreement. Section 5 describes the principal U.S. federal income tax consequences of the sale of Shares in the Offer (including any subsequent offering period) and the Merger.

Approval of the Merger requires the affirmative vote of holders of a majority of the outstanding Shares. If the Minimum Condition and the other conditions to the Offer are satisfied or waived and the Offer is completed, Purchaser will own a sufficient number of Shares to ensure that the Merger will be approved by Datascope stockholders. See Section 11 — “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Dissenters’ Rights; ‘Going Private’ Transactions; Plans for Datascope.”

On September 15, 2008, Lehman Brothers Inc. (“Lehman”) rendered its opinion to the Datascope board of directors that, as of such date, and based on and subject to the matters stated in its opinion, from a financial point of view, the consideration to be offered to and received by Datascope’s stockholders in the Offer and Merger was fair to such stockholders. A copy of Lehman’s opinion is included with Datascope’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being mailed with this Offer to Purchase, and Datascope stockholders are urged to read the opinion in its entirety for a description of the assumptions made, procedures followed, factors considered and limitations on the review undertaken by Lehman in rendering its opinion. On September 22, 2008, certain assets of Lehman Brothers, including its North American investment banking franchise, were acquired by Barclays Capital Inc. This acquisition of Lehman Brothers’ business occurred after the delivery of the Lehman Brothers’ fairness opinion to the Datascope board of directors and the execution of the Merger Agreement on September 15, 2008.

The chairman and chief executive officer of Datascope has entered into a voting agreement with Getinge to tender his Shares in the Offer. To the knowledge of Datascope after reasonable inquiry, each other executive officer, director, affiliate or subsidiary of Datascope who owns Shares currently intends to tender in the Offer all Shares that he or she owns of record or beneficially or to sell all such Shares prior to the consummation of the Offer, other than Shares, if any, that he or she may have the right to purchase by exercising stock options, similar rights to acquire Shares, restricted Shares that remain subject to a risk of forfeiture and Shares, if any, that if tendered would cause him or her to incur liability under the short-swing profits provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

The Offer is conditioned upon the fulfillment of the conditions described in Section 14 — “Conditions of the Offer.” The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, at the end of Tuesday, October 28, 2008, unless the Offer is extended.

This Offer to Purchase and the related Letter of Transmittal contain important information that Datascope stockholders should read carefully before making any decision with respect to the Offer.

1.	TERMS OF THE OFFER

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will purchase all Shares validly tendered and not properly withdrawn on or prior to the Expiration Date in accordance with the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” The Expiration Date for the Offer is currently scheduled for 12:00 midnight, New York City time, at the end of October 28, 2008. Datascope stockholders may withdraw their Shares previously tendered at any time on or prior to the Expiration Date, as it may be extended from time to time. See Section 4 — “Withdrawal Rights.” If, at the Expiration Date, the conditions to the Offer described in Section 14 — “Conditions of the Offer” have not been satisfied or earlier waived, then, subject to the provisions of the Merger Agreement, Purchaser shall extend the Expiration Date for one or more periods of five business days. Purchaser shall also extend the Offer for any period required by any rule, regulation, interpretation or position of NASDAQ or the SEC or the staff of the SEC. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw your Shares.

Purchaser also has agreed in the Merger Agreement that, if at the Expiration Date, all conditions of the Offer have been satisfied but the number of Shares that have been validly tendered and not properly withdrawn in the Offer (together with any Shares then owned by Getinge) is less than 90% of the outstanding Shares, Purchaser may, without the consent of Datascope and in compliance with applicable law, provide a subsequent offering period. A subsequent offering period, if one is provided, will allow Datascope stockholders to tender Shares after the Expiration Date and receive the same consideration that was paid in the Offer. Pursuant to the Merger Agreement, if Purchaser elects to have a subsequent offering period, the subsequent offering period will not be shorter than three business days nor longer than twenty (20) business days, with the exact number of days to be determined at Purchaser’s election. In a subsequent offering period, Shares may be tendered using the same procedures applicable to the Offer (except that Shares tendered may not be withdrawn), and Purchaser will immediately accept and promptly pay for Shares as they are tendered. In the event that Purchaser elects to extend the Offer or provide a subsequent offering period, it will provide an announcement to that effect to a national news service no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

Subject to the applicable regulations of the SEC and the terms of the Merger Agreement, Purchaser also reserves the right, at any time or from time to time, to (a) delay purchase of, or, payment for, any Shares, pending receipt of any regulatory or governmental approvals specified in Section 15 — “Legal Matters; Required Regulatory Approvals” or if any condition referred to in Section 14 — “Conditions of the Offer” has not been satisfied or upon the occurrence of any event specified in Section 14; (b) after the Expiration Date, allow the Offer to expire if any condition referred to in Section 14 — “Conditions of the Offer” has not been satisfied or upon the occurrence of any event specified in Section 14; and (c) except as set forth in the Merger Agreement, waive any condition to the Offer (other than the Minimum Condition, which only may be waived with Datascope’s prior written consent) or otherwise amend the Offer in any respect; in each case, by giving oral notice, followed by written notice, of the delay, termination, waiver or amendment to the Depositary. Purchaser acknowledges (a) that Rule 14e-1(c) under the Exchange Act requires Purchaser to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer and (b) that Purchaser may not delay purchase of, or payment for (except as provided in clause (a) of the preceding sentence), any Shares upon the occurrence of any event specified in Section 14 — “Conditions of the Offer” without extending the period of time during which the Offer is open.

The rights that Purchaser reserves in the preceding paragraph are in addition to its rights pursuant to Section 14 — “Conditions of the Offer.” Any extension, delay, termination, waiver or amendment will be followed promptly by public announcement. The announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law, and without limiting the manner in which Getinge and Purchaser may choose to make any public announcement, Getinge and Purchaser will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to a national news service.

If Purchaser makes a material change in the terms of the Offer, or if Purchaser waives a material condition to the Offer, Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by applicable law and the applicable regulations of the SEC. If, on or prior to the Expiration Date, Purchaser decreases the number of Shares being sought (which would require the consent of Datascope), or increases or decreases the consideration offered pursuant to the Offer (which would require the consent of Datascope), and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of the increase or decrease is first published, sent or given to Datascope stockholders, Purchaser will extend the Offer at least until the expiration of that period of ten business days. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or other day on which banking institutions are required or authorized by law to be closed in New York, New York.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition. See Section 14 — “Conditions of the Offer.”

Consummation of the Offer also is conditioned upon expiration or termination of the waiting period (and any extension thereof) imposed by the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (including the rules and regulations promulgated thereunder, the “HSR Act”), the absence of any Materially Burdensome Condition (as defined in Section 11 — “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Dissenters’ Rights; ‘Going Private’ Transactions; Plans for Datascope”) imposed in connection with obtaining any such approvals or terminations, and the satisfaction or waiver of other conditions set forth in Section 14 — “Conditions of the Offer.” Purchaser reserves the right (but is not obligated), in accordance with applicable rules and regulations of the SEC and with the Merger Agreement, to waive any or all of those conditions other than the Minimum Condition, which only may be waived with Datascope’s prior written consent.

Datascope has provided Getinge and Purchaser with its stockholder lists and security position listings for the purpose of disseminating the Offer to Datascope stockholders. Getinge and Purchaser will mail this Offer to Purchase, the related Letter of Transmittal and other relevant materials to record holders of Shares, and Getinge and Purchaser will furnish the materials to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the security holder lists or, if applicable, that are listed as participants in a clearing agency’s security position listing, for forwarding to beneficial owners of Shares.

2.	ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

Upon the terms and subject to the conditions of the Offer (including if Purchaser extends or amends the Offer, the terms and conditions of the Offer as so extended or amended) and the applicable regulations of the SEC, Purchaser will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not properly withdrawn (as permitted by Section 4 — “Withdrawal Rights”) on or prior to the Expiration Date, promptly after the Expiration Date and following the satisfaction or waiver of the conditions to the Offer set forth in Section 14 — “Conditions of the Offer.” If Purchaser elects to effect a subsequent offering period, Purchaser will immediately accept and promptly pay for Shares as they are tendered during the subsequent offering period.

For information with respect to approvals that Getinge and Purchaser must obtain prior to the completion of the Offer, including under the HSR Act and other laws and regulations, see Section 15 — “Legal Matters; Required Regulatory Approvals.”

In all cases, Purchaser will pay for Shares purchased in the Offer only after timely receipt by the Depositary of (a) certificates representing the Shares (“Share Certificates”) or timely confirmation of the book-entry transfer of the Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares”; (b) the appropriate Letter of Transmittal (or a facsimile), properly completed and duly executed, with any required signature guarantees (or an Agent’s Message (as defined below) in connection with a book-entry transfer); and (c) any other documents required by the Letter of Transmittal.

“Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which message states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant tendering the Shares subject to the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce the Letter of Transmittal against the participant.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and purchased Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance of the Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering Datascope stockholders for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering Datascope stockholders.

If Purchaser does not purchase any tendered Shares pursuant to the Offer for any reason, or if a Datascope stockholder submits Share Certificates representing more Shares than he or she wishes to tender, Purchaser will return Share Certificates representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” Shares will be credited to an account maintained within the Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

If, on or prior to the Expiration Date, Purchaser adjusts the price offered to Datascope stockholders in the Offer, Purchaser will pay the adjusted price to all Datascope stockholders from whom Purchaser purchases Shares in the Offer, whether or not Shares were tendered before the adjustment in price. As of the date of this Offer to Purchase, Purchaser has no intention to adjust the price in the Offer.

Purchaser reserves the right, subject to the provisions of the Merger Agreement, to transfer or assign, in whole or from time to time in part, to one or more of its subsidiaries or affiliates, the right to purchase all or any portion of the Shares tendered in the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment in the Offer. In addition, any such transfer or assignment may require the Expiration Date of the Offer to be extended under applicable law.

3.	PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES

Valid Tender of Shares.  Except as set forth below, in order for a Datascope stockholder to tender Shares in the Offer, the Depositary must receive, on or prior to the Expiration Date, the Letter of Transmittal (or a facsimile), properly completed and signed, together with any required signature guarantees (or an Agent’s Message in connection with a book-entry delivery of Shares), and any other documents that the Letter of Transmittal requires, at one of the Depositary’s addresses set forth on the back cover of this Offer to Purchase. In addition, the tendering stockholder must, on or prior to the Expiration Date, either (a) deliver Share Certificates to the Depositary or cause his or her Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive Book-Entry Confirmation, or (b) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. If Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a facsimile) must accompany each delivery of Share Certificates.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the tendering stockholder’s option and sole risk, and delivery will be considered made only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is encouraged and strongly recommended. In all cases, a tendering stockholder should allow sufficient time to ensure timely delivery on or prior to the Expiration Date.

Book-Entry Transfer.  The Depositary will make a request to establish an account with respect to Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account at the Book-Entry Transfer Facility. However, although Shares may be delivered through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Depositary must receive, on or before the Expiration Date, (i) the Letter of Transmittal (or a facsimile), properly completed and signed, with any required signature guarantees, or (ii) an Agent’s Message, in each case, together with any other required documents, at one of the Depositary’s addresses set forth on the back cover of this Offer to Purchase, or the tendering stockholder must comply with the guaranteed delivery procedure set forth below.

Delivery of documents to a Book-Entry Transfer Facility does not constitute delivery to the Depositary.

For Shares to be validly tendered during a subsequent offering period, the tendering Datascope stockholder must comply with the foregoing procedures, except that required documents and Share Certificates must be received during the subsequent offering period.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that he or she has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between Purchaser and the tendering stockholder upon the terms and subject to the conditions of the Offer.

Signature Guarantees.  A bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution” and, collectively, “Eligible Institutions”) must guarantee signatures on all Letters of Transmittal, unless the Shares are tendered (a) by a registered holder of Shares that has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” in the Letter of Transmittal or (b) for the account of an Eligible Institution. See “Important Tax Information” in of the Letter of Transmittal for further details.

If Share Certificates are registered in the name of a person other than the person executing the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered Share Certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on Share Certificates, with the signatures on the Share Certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal for further details. Any Notice of Guaranteed Delivery, as discussed below, will also require a guarantee by an Eligible Institution.

Guaranteed Delivery.  If a Datascope stockholder wants to tender Shares in the Offer and his or her Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or before the Expiration Date, or the procedures for book-entry transfer cannot be completed on time, the stockholder’s Shares may nevertheless be tendered if he or she complies with all of the following guaranteed delivery procedures:

•	the tender is made by or through an Eligible Institution;

•	the Depositary receives, on or before the Expiration Date, as described below, a properly completed and signed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser; and

•	the Depositary receives the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a facsimile), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal, within three NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

Delivery of the Notice of Guaranteed Delivery may be made by hand, mail or facsimile transmission to the Depositary. The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Notwithstanding any other provision of the Offer, Purchaser will pay for Shares only after timely receipt by the Depositary of (i) Share Certificates for, or Book-Entry Confirmation with respect to, the Shares, (ii) a properly completed and duly executed Letter of Transmittal (or facsimile), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and (iii) any other documents required by the Letter of Transmittal. Accordingly, payment might not be made to all tendering Datascope stockholders at the same time, and the timing of payment will depend on when the Depositary receives Share Certificates or Book-Entry Confirmation that the Shares have been transferred into the Depositary’s account at the Book-Entry Transfer Facility.

Backup U.S. Federal Income Tax Withholding.  Under U.S. federal income tax law, the Depositary may be required to withhold and pay over to the U.S. Internal Revenue Service a portion of the amount of any payments made pursuant to the Offer. To avoid backup withholding, unless an exemption applies, a Datascope stockholder that is a U.S. person (as defined for U.S. federal income tax purposes) must provide the Depositary with the stockholder’s correct taxpayer identification number (“TIN”) and certify under penalties of perjury that the TIN is correct and that the Datascope stockholder is not subject to backup withholding, by completing the Substitute Form W-9 in the Letter of Transmittal. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the U.S. Internal Revenue Service may impose a penalty on the Datascope stockholder, and any payment made to the stockholder pursuant to the Offer may be subject to backup withholding. All Datascope stockholders surrendering Shares pursuant to the Offer that are U.S. persons should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information and certifications necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Depositary). Certain Datascope stockholders (including, among others, all corporations and certain foreign individuals and entities) may not be subject to backup withholding. Foreign Datascope stockholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. These Datascope stockholders should consult a tax advisor to determine which Form W-8 is appropriate. See Instruction 11 of the Letter of Transmittal for further details.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a Datascope stockholder may be refunded or credited against the Datascope stockholder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the U.S. Internal Revenue Service.

Appointment as Proxy.  By executing the Letter of Transmittal, a Datascope stockholder irrevocably appoints Purchaser’s designees, and each of them, as his or her agents, attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder’s rights with respect to Shares that he or she tenders and that Purchaser accepts for payment and with respect to any and all other Shares and other securities or rights issued or issuable in respect of those Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective when Purchaser accepts the tendering stockholder’s Shares for payment in accordance with the terms of the Offer. Upon acceptance for payment, all other powers of attorney and proxies given by a tendering stockholder with respect to his or her Shares and other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by the stockholder (and, if given, will not be deemed effective). Purchaser’s designees will, with respect to the Shares and other securities and rights for which the appointment is effective, be empowered to exercise all of the tendering stockholder’s voting and other rights as they, in their sole discretion, may deem proper at any annual or special meeting of Datascope stockholders, or any adjournment or postponement thereof, or by consent in lieu of any such meeting of Datascope stockholders or otherwise. In order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, Purchaser or its designee must be able to exercise full voting rights with respect to Shares and other securities, including voting at any meeting of Datascope stockholders.

Determination of Validity.  All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding on all parties. Purchaser reserves the absolute right, subject to the terms of the Merger Agreement and applicable law, to reject any or all tenders determined by Purchaser not to be in proper form or the acceptance of or payment for which may, in the opinion of Purchaser’s counsel, be unlawful. Purchaser also reserves the absolute right to waive any of the conditions of the Offer, except the Minimum Condition (which waiver requires Datascope’s prior written consent) or any defect or irregularity in any tender of Shares by any particular Datascope stockholder, whether or not similar defects or irregularities are waived in the case of other Datascope stockholders. Purchaser’s interpretation of the terms and conditions of the Offer will be final and binding. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to the tender have been cured or waived by Purchaser. None of Getinge, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

4.	WITHDRAWAL RIGHTS

Other than during a subsequent offering period, a tendering stockholder may withdraw Shares that he or she has previously tendered in the Offer at any time on or before the Expiration Date (including any extension of such date), and, unless previously accepted for payment as provided in this Offer to Purchase, a tendering stockholder may also withdraw such Shares at any time after November 29, 2008. No withdrawal rights apply to Shares tendered in a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered and accepted for payment.

If, for any reason, acceptance for payment of any Shares tendered in the Offer is delayed, or Purchaser is unable to accept for payment or pay for Shares tendered in the Offer, then, without prejudice to Purchaser’s rights set forth in this Offer to Purchase, the Depositary may, nevertheless, on Purchaser’s behalf, retain Shares that tendering stockholders’ have tendered, and they may not withdraw their Shares, except to the extent that they duly exercise withdrawal rights as described in this Section 4 — “Withdrawal Rights.” Any such delay will be by an extension of the Offer to the extent required by applicable law and the regulations of the SEC.

In order for a tendering stockholder’s withdrawal to be effective, he or she must deliver a written, telegraphic or facsimile transmission notice of withdrawal to the Depositary at one of its addresses or fax number set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the stockholder’s name, the number of Shares that he or she wants to withdraw, and, if Share Certificates have been tendered, the name of the registered holder of Shares as shown on the Share Certificate, if different from the tendering stockholder’s name, and the serial numbers shown on the particular Share Certificates evidencing Shares to be withdrawn. An Eligible Institution must guarantee the signature on the notice of withdrawal, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. A tendering stockholder may not rescind a withdrawal of Shares. Any Shares that a tendering stockholder withdraws will be considered not validly tendered for purposes of the Offer, but such stockholder may tender his or her Shares again at any time on or before the Expiration Date by following any of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding. None of Getinge, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

Your receipt of cash for Shares in the Offer, the subsequent offering period (if one is provided) or the Merger will be a taxable transaction for U.S. federal income tax purposes. For U.S. federal income tax purposes, if you sell or convert your Shares in the Offer, the subsequent offering period (if one is provided) or the Merger, you generally should recognize gain or loss equal to the difference between the amount of cash received and your tax basis in the Shares that you sold or exchanged. That gain or loss will be capital gain or loss (assuming you hold your Shares as a capital asset), and any such capital gain or loss will be long term if, as of the date of sale or exchange, you have held such Shares for more than one year. The discussion above may not be applicable to certain types of Datascope stockholders, including Datascope stockholders who acquired Shares through the exercise of employee stock options or otherwise as compensation, individuals who are not citizens or residents of the U.S., foreign corporations, or entities that are otherwise subject to special tax treatment under the U.S. Internal Revenue Code of 1986, as amended (including the rules and regulations promulgated thereunder, the “Code”) (such as insurance companies, tax-exempt entities and regulated investment companies).

You are urged to consult your tax advisor with respect to the specific tax consequences to you of the sale of your Shares in the Offer or the conversion of your shares in the Merger, including U.S. federal, state, local and foreign tax consequences.

6.	PRICE RANGE OF THE SHARES; DIVIDENDS

The Shares are traded on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “DSCP.” The following table sets forth, for the periods indicated, the reported high and low sale prices for the Shares on NASDAQ during each quarter presented.

Datascope Corp.

	High	Low

Fiscal 2007
First Quarter	$35.49	$29.41
Second Quarter	$36.85	$32.65
Third Quarter	$37.52	$33.88
Fourth Quarter	$38.62	$35.25
Fiscal 2008
First Quarter	$39.72	$30.32
Second Quarter	$39.29	$34.17
Third Quarter	$41.43	$32.42
Fourth Quarter	$48.31	$37.46
Fiscal 2009
First Quarter (through September 29, 2008)	$52.25	$46.00

Since its initial public offering in 1972, Datascope has occasionally declared or paid cash dividends on its capital stock. Under the terms of the Merger Agreement, without Getinge’s prior consent, Datascope is not permitted to declare or pay dividends with respect to the Shares, other than quarterly cash dividends as historically distributed by Datascope consistent with past practice and amounts.

On September 15, 2008, the last full day of trading prior to the announcement of the execution of the Merger Agreement, the reported closing price on NASDAQ for the Shares was $49.23 per Share. On

September 29, 2008, the last full day of trading prior to the date of this Offer to Purchase, the reported closing price on NASDAQ for the Shares was $50.98 per Share.

Datascope stockholders are urged to obtain current market quotations for the Shares.

7.	POSSIBLE EFFECTS OF THE OFFER ON THE MARKET FOR THE SHARES; NASDAQ LISTING; EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS

Possible Effects of the Offer on the Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer also can be expected to reduce the number of holders of Shares. Neither Getinge nor Purchaser can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer price.

NASDAQ Listing.  Depending upon the number of Shares purchased pursuant to the Offer, the Shares no longer may meet the standards set forth in NASDAQ’s published guidelines for continued listing on NASDAQ. According to NASDAQ’s published guidelines, NASDAQ would consider delisting the Shares if, among other things (a) the number of total stockholders falls below 400; (b) the market value of publicly held Shares falls below $5,000,000; or (c) the number of publicly held Shares (exclusive of Shares held by officers, directors, or beneficial owners of 10% or more) falls below 750,000. In the event of delisting, the market for Shares would be adversely affected. If the Shares were no longer listed on NASDAQ, it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations might still be available from such other sources.

Exchange Act Registration.  The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application by Datascope to the SEC if the Shares are not listed on a “national securities exchange” and there are fewer than 300 record holders of Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information that Datascope is required to furnish to Datascope stockholders and the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act and the requirements of furnishing a proxy statement or information statement in connection with stockholders’ meetings pursuant to Section 14(a) or 14(c) of the Exchange Act and the related requirement of providing an annual report, no longer applicable to Datascope. If the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 promulgated under the Exchange Act with respect to “going private” transactions would no longer be applicable to Datascope. In addition, the ability of “affiliates” of Datascope and persons holding “restricted securities” of Datascope to dispose of the securities pursuant to Rule 144 promulgated under the U.S. Securities Act of 1933, as amended, may be impaired or, with respect to affiliates, eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for stock exchange listing. Getinge and Purchaser believe that the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act, and it would be Purchaser’s intention to cause Datascope to take such actions as are required to terminate such registration of the Shares as soon as possible after successful completion of the Offer if the Shares are then eligible for termination.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act and the listing of the Shares on NASDAQ (unless delisted as set forth in Section 7 — “NASDAQ Listing”) will be terminated following the completion of the Merger.

Margin Regulations.  The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares for the purpose of buying, carrying or trading in securities (“Purpose Loans”). Depending on certain factors, such as the number of record holders of Shares and the number and market value of publicly held Shares following the purchase of Shares pursuant to the

Offer, the Shares might no longer constitute “margin securities” for purposes of the Federal Reserve Board’s margin regulations, and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute margin securities.

8.	INFORMATION CONCERNING DATASCOPE

Datascope is a Delaware corporation founded in 1964 with its principal executive offices located at 14 Philips Parkway, Montvale, NJ 07645. Datascope’s telephone number is (201) 391-8100.

Datascope is a global leader of intra-aortic balloon counterpulsation and a diversified medical device company that develops, manufactures and markets proprietary products for clinical health care markets in interventional cardiology and radiology, cardiovascular and vascular surgery, and critical care. Datascope’s products are sold throughout the world through direct sales representatives and independent distributors. Datascope’s largest geographic markets are the United States, Europe and Japan.

Datascope’s business may be divided into two segments, Cardiac Assist Products and Vascular Products. The Cardiac Assist Products segment accounted for 82% of total sales in fiscal 2008. The Cardiac Assist Products segment sells intra-aortic balloon pumps and catheters, endoscopic vessel harvesting products and the Safeguardtm assisted pressure device. Datascope’s intra-aortic balloon pump system is used in the treatment of cardiac shock, acute heart failure, irregular heart rhythms, and for cardiac support in open-heart surgery, coronary angioplasty, and stenting. The balloon catheter serves as the pumping device within the patient’s aorta. The Vascular Products segment sells a proprietary line of knitted and woven polyester vascular grafts and patches for reconstructive vascular and cardiovascular surgery, peripheral vascular stent products and stent grafts. The peripheral vascular products are used by vascular surgeons and interventional radiologists for the treatment of peripheral arterial disease. In June 2008, Datascope exercised its option to acquire the Peripheral Vascular Stent business of the Sorin Group of Milan and as part of the acquisition, received exclusive, worldwide rights to use Sorin’s Carbofibertm technology and certain other intellectual property within the endovascular field of use.

Effective May 1, 2008, Datascope sold its Patient Monitoring business to Mindray Medical International Limited. Datascope received approximately $209 million in cash at the closing and retained approximately $30 million of receivables generated by the Patient Monitoring business.

9.	INFORMATION CONCERNING GETINGE AND PURCHASER

Getinge is a Swedish Aktiebolag with its principal executive offices located at Getinge AB Ekebergsvagen 26, Getinge, Sweden SE-310 44. Getinge’s telephone number is 46 (0) 35 15 55 80. Getinge is a publicly held Swedish company traded on the Stockholm Stock Exchange. Getinge engages in several global lines of business involving medical products and/or medical services. Getinge is organized into three primary business units, including Medical Systems, Extended Care and Infection Control.

All of Getinge’s primary business units are conducted in the United States. In the United States, Getinge directly or indirectly operates in all 50 states. Getinge directly or indirectly owns or leases facilities in the United States, including Rochester, NY, Roselle, IL, Bridgewater, NJ, Wayne, NJ and San Jose, CA, Winter Springs, FL, Miami, FL and Rush City, MN.

The Purchaser is a Delaware corporation and an indirect wholly owned subsidiary of Getinge. The Purchaser was organized by Getinge solely to acquire Datascope by undertaking the Offer and the Merger and has not conducted any unrelated activities since its organization. All outstanding shares of capital stock of the Purchaser are indirectly wholly owned and controlled by Getinge. The principal executive office of the Purchaser is located at 50 North Gary Avenue, Unit A, Roselle, Illinois 60172.

The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the directors and executive officers of Getinge and Purchaser are set forth in Schedule I to this Offer to Purchase.

Except as described in this Offer to Purchase and in Schedule I hereto, neither Getinge nor Purchaser nor, to the best knowledge of Getinge and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Getinge or Purchaser or the foregoing persons (i) beneficially owns or has any right to acquire, directly or indirectly, any Shares or (ii) has effected any transaction in the Shares during the past sixty days.

Except as set forth in this Offer to Purchase, neither Getinge nor Purchaser nor, to the best knowledge of Getinge and Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with Datascope or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions during the past two years between Getinge or Purchaser or, to the best knowledge of Getinge and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Datascope or its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of any class of securities, an election of directors or a sale or other transfer of a material amount of assets.

Neither Getinge nor Purchaser nor, to the best knowledge of Getinge and Purchaser, any of the persons listed in Schedule I has, during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining them from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding any violation with respect to such laws.

Available Information.  Pursuant to Rule 14d-3 under the Exchange Act, Getinge and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Filings made with the SEC in connection with the Offer are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0212 at prescribed rates. In addition, Getinge files annual, quarterly and current reports, proxy statements and other information to the extent required by Swedish law, and Getinge’s periodic reports are available to the public from commercial document retrieval services and at Getinge’s internet website http://www.getingegroup.com/getinge.asp?Page=f _ financialreport.

10.	BACKGROUND OF THE OFFER; PAST CONTACTS OR NEGOTIATIONS WITH GETINGE

During the fall of 2007, Getinge was contacted by Lehman to determine whether Getinge was interested in a transaction to acquire all or part of Datascope. Getinge entered a confidentiality agreement with Datascope in November 2007 but Getinge concluded such a transaction would not be in the best interests of Getinge’s stockholders at that time.

On June 4, 2008, Datascope publicly announced that it was exploring strategic alternatives in response to expressions of interest received.

During June 2008, Getinge was contacted by Lehman to determine whether Getinge was interested in a transaction to acquire all or part of Datascope.

During July 2008, Getinge received initial marketing materials, negotiated and entered into a confidentiality agreement, and Datascope’s Confidential Information Memorandum, which included information on the history, operations and projections for future results with respect to Datascope.

On July 14, 2008, senior management of Getinge provided an update on the potential acquisition of Datascope to Getinge’s board of directors.

On July 21, 2008, Getinge submitted a preliminary indication of interest that valued Datascope at $48.00 per Share. Subsequently, Datascope invited Getinge to a second round the sale process.

On August 12, 2008, Getinge participated in management presentations by Datascope for Getinge.

During the due diligence process, Getinge received individual management presentations and was provided with access to certain information concerning Datascope for purposes of conducting due diligence and with the proposed form of merger agreement. The proposed merger agreement contemplated that the successful bidder would commence a two-step transaction with a cash tender offer to acquire all of the Shares, followed by a cash merger. Getinge continued its due diligence of Datascope and had a number of conversations with representatives of Datascope and its advisors. Getinge simultaneously negotiated the principal terms of an arrangement with Skandinaviska Enskilda Banken AB (publ) (“SEB”) in connection with Getinge’s efforts to finance the transaction.

On August 25, 2008, senior management of Getinge and its financial advisors provided Getinge’s board of directors an update on the potential acquisition of Datascope.

On August 27, 2008, senior management of Getinge conducted site visits at certain of Datascope’s facilities in New Jersey, USA. On September 4, 2008, senior management of Getinge conducted a site visit at Datascope’s facility in La Ciotat, France.

On September 8, 2008, Getinge’s board of directors authorized senior management to submit a binding proposal to acquire Datascope.

On September 9, 2008, following completion of both documentary and management due diligence, Getinge submitted a formal proposal to acquire Datascope, as well as comments on the proposed merger agreement. Getinge’s proposal contemplated acquiring control of Datascope by means of a public tender offer at a price of $51.00 per share followed by a merger with Datascope. Getinge also submitted a commitment letter evidencing its ability to finance its obligations pursuant to the merger agreement and the transactions contemplated thereby.

On September 10, 2008, Getinge was advised to reevaluate and resubmit its proposal by noon on September 13, 2008. During this period, at Getinge’s instruction, Getinge’s advisors and counsel negotiated revisions to the merger agreement and the financing documents with the advisors and counsel of Datascope.

On September 13, 2008, Getinge submitted a revised bid proposal, including a revised merger agreement and financing commitment letter. Getinge increased its offer to $53.00 per share. Later that evening, the Datascope board of directors, after a full discussion, authorized Dechert and Lehman to seek to finalize the negotiations with Getinge (assuming certain additional business points could be agreed upon), based on a number of factors, including Getinge’s superior price of $53.00 per share and the strength of Getinge’s financing, with the goal of signing definitive transaction agreements on September 14, 2008. By late afternoon on September 14, 2008, Datascope and Getinge had reached agreement on all substantive issues.

On September 15, 2008, Getinge and Datascope continued to negotiate and finalize the merger agreement and the ancillary transaction agreements. At a special meeting of the Datascope board of directors held, the Datascope board of directors determined to accept Getinge’s offer. Thereafter, Datascope, Getinge and the various parties to the ancillary agreements executed the transaction agreements. Getinge also executed a loan agreement with SEB relating to financing for the transaction.

On September 15, 2008, Getinge each issued a press release announcing the execution of the Merger Agreement and related transactions.

11.	PURPOSE OF THE OFFER; THE MERGER AGREEMENT; STATUTORY REQUIREMENTS; DISSENTERS’ RIGHTS; “GOING PRIVATE” TRANSACTIONS; PLANS FOR DATASCOPE

(a) Purpose.  The purpose of the Offer and the Merger is for Getinge to acquire control of, and the entire equity interest in, Datascope. The Offer, as the first step in the acquisition of Datascope, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is for Getinge to acquire all capital stock of Datascope not purchased pursuant to the Offer or otherwise.

(b) The Merger Agreement.  The following summary description of the Merger Agreement is qualified in its entirety by reference to the entire Merger Agreement, which Purchaser has filed as an exhibit to the Tender Offer Statement on Schedule TO that Purchaser has filed with the SEC, which you may examine and copy as set forth in Section 9 — “Information Concerning Getinge and Purchaser.”

The Offer.  The Merger Agreement provides that Purchaser will commence the Offer promptly after September 15, 2008, and in any event on or prior to September 30, 2008 and that, upon the terms and subject to the conditions of the Offer, including the prior satisfaction or waiver of the conditions to the Offer as set forth in Section 14 — “Conditions of the Offer,” Purchaser will purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer. The Merger Agreement provides that, without the prior written consent of Datascope, Purchaser will not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the maximum number of Shares to be purchased in the Offer, (iv) impose conditions to the Offer that are different from, or in addition to, the conditions set forth in the Merger Agreement, (v) waive the Minimum Condition as defined in the Merger Agreement, (vi) amend any of the conditions to the Offer set forth in the Merger Agreement in a manner adverse to the holders of the Shares or (vii) extend the expiration of the Offer in a manner other than as required by the Merger Agreement.

Purchaser (a) shall, until at least June 15, 2009, extend the Offer for one or more periods of five (5) business days if, at the then-scheduled Expiration Date, any of the conditions of the Offer have not been satisfied or waived, or (b) may, without the consent of Datascope, if all of the conditions of the Offer are satisfied but the number of Shares that have been validly tendered and not properly withdrawn in the Offer, together with any Shares then owned by Getinge, is less than ninety percent (90%) of the outstanding Shares, commence a subsequent offering period for three to twenty business days to acquire the remaining outstanding Shares. Purchaser shall extend the Offer for any period required by applicable law, rule, regulation, interpretation or position of the SEC (or its staff) or NASDAQ.

Recommendation.  Datascope has represented to Getinge in the Merger Agreement that the Datascope board of directors has unanimously, by resolutions duly adopted at a meeting duly called and held (i) approved and adopted the Merger Agreement and declared the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement advisable and in the best interests of the Datascope stockholders; (ii) determined to take all action necessary to render the restrictions on business combinations and voting requirements contained in Section 203 of the DGCL, if applicable, inapplicable to each of the Offer and the Merger; and (iii) recommended that the Datascope stockholders accept the Offer, tender their Shares in the Offer to Purchaser and adopt the Merger Agreement and the Merger to the extent required by applicable law. Datascope further represented that Lehman has delivered to Datascope a written opinion to the effect that, as of September 15, 2008 (the date of the Merger Agreement), and based on and subject to the matters stated in its opinion, from a financial point of view, the consideration to be offered to and received by Datascope’s stockholders in the Offer and Merger was fair to such stockholders.

Directors.  The Merger Agreement provides that, promptly upon the acceptance for payment and payment of any Shares by Purchaser (the “Appointment Time”), and at all times thereafter, Purchaser is entitled to elect or designate up to such number of directors, rounded up to the next whole number as will give Purchaser representation on the Datascope board of directors equal to the product of the total number of directors on the Datascope board of directors (giving effect to the directors elected or designated by Purchaser) multiplied by the percentage that the aggregate number of Shares beneficially owned by Getinge, Purchaser and any of their respective affiliates bears to the total number of Shares then outstanding, with such directors to be split up among the three classes of the Datascope board of directors so as to keep the classes approximately even in number of directors. Datascope shall, upon Purchaser’s request, at any time following the purchase of and payment for Shares pursuant to the Offer, take such actions, including but not limited to promptly filling vacancies or newly created directorships on the Datascope board of directors, promptly increasing the size of the Datascope board of directors (including by amending the bylaws of Datascope if necessary so as to increase the size of the Datascope board of directors) and/or promptly securing the resignations of such number of its incumbent directors as are necessary or desirable to enable Purchaser’s designees to be so elected or designated to the Datascope board of directors, and shall use its reasonable best efforts to cause Purchaser’s designees to be so elected or designated at such time. Datascope shall, upon Purchaser’s request following the Appointment Time, also cause persons elected or designated by Purchaser to constitute the same percentage (rounded up to the next whole number) as is on the Datascope board of directors of (i) each committee of the Datascope board of directors, (ii) each board of directors (or similar body) of each of Datascope’s subsidiaries and (iii) each committee (or similar body) of each such board, in each case to the extent permitted by applicable law and the NASDAQ Marketplace Rules.

In the event that Purchaser’s designees are elected or designated to the Datascope board of directors, then, until the time the Merger becomes effective (the “Effective Time”), Datascope shall seek to cause the Datascope board of directors to have at least three (3) members who were directors on the date of the Merger Agreement and who are independent directors and eligible to serve on Datascope’s audit committee for purposes of the continued listing requirements of NASDAQ and the SEC rules and regulations (the “Independent Directors”). If any Independent Director is unable to serve due to death, disability or resignation, Datascope shall take all necessary action (including creating a committee of the Datascope board of directors) so that the Independent Directors shall be entitled to elect or designate another person (or persons) to fill such vacancy, and such person (or persons) shall be deemed to be an Independent Director for purposes of the Merger Agreement. If no Independent Director then remains, the other directors shall designate three (3) persons to fill such vacancies and such persons shall be deemed Independent Directors for all purposes of the Merger Agreement. Notwithstanding anything in the Merger Agreement to the contrary, if Purchaser’s designees constitute a majority of the Datascope board of directors after the Appointment Time and prior to the Effective Time, then the affirmative vote of a majority of the Independent Directors shall be required (i) for Datascope to amend or terminate the Merger Agreement; (ii) to exercise or waive any of Datascope’s rights, benefits or remedies under the Merger Agreement; (iii) to amend the Datascope’s certificate of incorporation or bylaws; or (iv) to take any other action of the Datascope board of directors under or in connection with the Merger Agreement if such action would materially and adversely affect the holders of Shares (other than Getinge or Purchaser).

The Merger.  The Merger Agreement provides that, at the Effective Time, Purchaser will be merged with and into Datascope, with Datascope surviving as an indirect wholly owned subsidiary of Getinge. Following the Merger, the separate corporate existence of Purchaser will cease, Datascope shall be the Surviving Corporation in the Merger and shall continue to be governed by the DGCL, and the separate corporate existence of Datascope with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger.

Datascope has agreed that, if required by the DGCL in order to consummate the Merger, it will, in accordance with applicable law, (i) prepare and file with the SEC for a special meeting of Datascope’s stockholders relating to the Merger and the Merger Agreement, a proxy or information statement, including the recommendation of Datascope’s board of directors that the Datascope stockholders accept the Offer, tender their Shares in the Offer to Purchaser and adopt the Merger Agreement and the Merger to the extent required by applicable law; (ii) use its reasonable best efforts to cause such proxy or information statement to include the information required by the SEC, to respond promptly to any comments made by the SEC with respect to such proxy or information statement, and to cause such proxy or information statement be cleared by the SEC and mailed to the stockholders of Datascope as promptly as practicable following the execution of the Merger Agreement; (iii) promptly provide Getinge and Purchaser any comments or responses that Datascope receives from or makes to the SEC with respect to such proxy or information statement. Getinge, Purchaser and their counsel shall be given a reasonable opportunity to review any such written responses; (iv) provide Getinge and Purchaser reasonable opportunity to review any responses regarding such proxy or information statement to the SEC and give due consideration to all reasonable changes suggested thereto; (v) with Getinge, promptly correct any information provided by it for use in such proxy or information statement that has become false or misleading in any material respect or as otherwise required by applicable law; (vi) cause such proxy or information statement to be filed with the SEC; and (vii) if any correction is made following the mailing of such proxy or information statement, cause such proxy or information statement as corrected to be mailed to holders of Shares, in each case as and to the extent required by the Exchange Act or the SEC.

The Merger Agreement also provides that Datascope, acting through its board of directors, will (i) (A) duly and promptly set a record date in consultation with Purchaser (such record date to be after the time that Purchaser becomes the record holder of the Shares purchased pursuant to the Offer) for, call and give notice of a special meeting of the Datascope stockholders for the purpose of obtaining adoption of the Merger Agreement by a majority of the then outstanding Shares at such special meeting to the extent required by applicable law, and (B) promptly convene and hold such special meeting of the Datascope stockholders; (ii) cause the definitive proxy or information statement referenced above to be mailed to the Datascope stockholders; and (iii) use its reasonable best efforts to (A) solicit from the Datascope stockholders proxies in favor of the adoption of the Merger Agreement and approval of the Merger and (B) secure any approval of the Datascope stockholders that is required by the DGCL and any other applicable law to effect the Merger. At the special meeting of the Datascope stockholders for the purpose of obtaining adoption of the Merger Agreement (or any postponement or adjournment thereof), Getinge shall vote, or cause to be voted, all of the Shares then owned by it, by Purchaser or by any of their respective subsidiaries and affiliates in favor of the adoption of the Merger Agreement and approval of the Merger and to deliver or provide, in its capacity as a Datascope stockholder, any other approvals that are required by the DGCL and any other applicable law to effect the Merger. Datascope shall adjourn or postpone the special meeting of the Datascope stockholders for the purpose of obtaining adoption of the Merger Agreement to the extent necessary to ensure that any necessary supplement or amendment to the proxy or information statement is provided to the Datascope stockholders in advance of a vote on the adoption of the Merger Agreement and, if as of the time for which such special meeting is originally scheduled (as set forth in the proxy or information statement) there are insufficient Datascope stockholders represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such special meeting or to obtain the adoption of the Merger Agreement by a majority of the then outstanding Shares, or there are insufficient votes to obtain the adoption of the Merger Agreement by a majority of the then outstanding Shares, Datascope, with the consent of Getinge, may and, at the direction of Getinge, shall, adjourn or postpone the such special meeting for no more than thirty (30) days in the aggregate.

Short Form Merger and Short-Form Merger Option.  The Merger Agreement further provides that, notwithstanding the foregoing, in the event that Getinge, Purchaser and their respective subsidiaries and affiliates shall hold, in the aggregate, at least ninety percent (90%) of the outstanding shares of each class of capital stock of Datascope entitled to vote on the adoption of the Merger Agreement under the DGCL, following the Appointment Time, Getinge shall cause the Merger to become effective as promptly as practicable, without a meeting of the Datascope stockholders, in accordance with Section 253 of the DGCL. The Merger Agreement grants Getinge and Purchaser an option to purchase up to that number of newly issued Shares equal to the number of Shares that, when added to the number of Shares owned by Getinge and Purchaser immediately following consummation of the Offer, shall constitute one Share more than the number of Shares necessary for Purchaser to be merged with and into Datascope pursuant to Section 253 of the DGCL. However, this option is exercisable only after Purchaser has acquired at least eighty percent (80%) of the outstanding Shares, and exercise of this option by Purchaser would only require Datascope to issue up to that number of Shares that would not require stockholder approval under the NASDAQ Marketplace Rules and that would not exceed the number of authorized Shares.

Charter, By-Laws, Directors and Officers.  The Datascope Amended and Restated Articles of Incorporation will be amended at the Effective Time of the merger to conform to the Articles of Incorporation of Purchaser, with such changes or modifications as Datascope and Getinge may agree, and Purchaser’s bylaws in effect immediately prior to the Effective Time will be the Surviving Corporation’s bylaws, in each case, until amended in accordance with the DGCL or as provided in the certificate of incorporation or bylaws, respectively. From and after the Effective Time, the officers of Datascope will be the initial officers of the Surviving Corporation and the directors of Purchaser will be the directors of the Surviving Corporation, in each case, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

Treatment of Shares in the Merger.  At the Effective Time, by virtue of the Merger and without any action on the part of the Datascope stockholders, each Share issued and outstanding immediately prior to the Effective Time (other than (a) any Shares owned by Datascope, Getinge or Purchaser or their respective subsidiaries or affiliates, all of which shall be canceled and shall cease to exist, and (b) Shares held by a holder who is entitled to demand and has properly demanded appraisal of such Shares in accordance with, and complies in all respects with, Section 262 of the DGCL (“Dissenting Shares”)) will be canceled and cease to exist and will be converted into the right to receive an amount of cash, without interest, equal to the Offer Price (the “Merger Consideration”). If a Datascope stockholder fails to perfect or otherwise waives, withdraws or loses the right to appraisal of the Dissenting Shares, then the Dissenting Shares will be converted into the right to receive an amount of cash, without interest, equal to the Merger Consideration. See “— Dissenters’ Rights.” Pursuant to the Merger Agreement, each issued and outstanding share of common stock of Purchaser will automatically be converted into one share of common stock of the Surviving Corporation. Any Shares owned by Datascope, Getinge or Purchaser or their respective subsidiaries or affiliates will be canceled and will cease to exist, and no consideration will be delivered in exchange.

Treatment of Datascope Stock Options, Restricted Stock Awards, and Director Deferred Shares in the Merger.  The Merger Agreement provides that, as of the Effective Time, each option to acquire Shares (each, a “Datascope Stock Option”) that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, will become fully vested and will be canceled and converted into the right to receive an amount of cash, without interest, equal to the product of (a) the excess, if any, of the Merger Consideration over the exercise price per share for such Datascope Stock Option, multiplied by (b) the number of Shares for which the Datascope Stock Option has not been previously exercised, less the amount of any withholding required under applicable tax law.

Pursuant to the Merger Agreement, the compensation committee of Datascope’s board of directors will cause each restricted share subject to a restricted stock award outstanding immediately prior to the Effective Time to become fully vested and transferable immediately prior to the Effective Time.

Each outstanding deferred share unit (a “Director Deferred Share”) that, immediately prior to the Effective Time, is outstanding and held by current or former Datascope directors under Datascope’s Amended and Restated Compensation Plan for Non-Employee Directors or 2005 Equity Incentive Plan, will be converted into the right to receive an amount in cash equal to the Merger Consideration (with such amount to be rounded to the nearest cent), distributable in accordance with such director’s prior distribution election and the terms and conditions of the applicable plan and agreement pursuant to which such Director Deferred Share was issued.

Representations and Warranties.  In the Merger Agreement, Datascope has made customary representations and warranties to Getinge and Purchaser with respect to, among other matters, its and its subsidiaries’ organization and qualification, capitalization, its subsidiaries, corporate power and authority, conflicts, consents and approvals, inapplicability of the Rights Agreement or anti-takeover laws and regulations, SEC filings, financial statements, internal controls and procedures, undisclosed liabilities, compliance with laws and permits, environmental laws and regulations, employee benefit plans, interested party transactions, absence of certain changes or Material Adverse Effect (as defined below), investigations and litigation, information in the Tender Offer Statement on Schedule TO and the Schedule 14D-9, taxes, labor matters, intellectual property, property, opinion of financial advisor, insurance, material contracts, finders’ and brokers’ fees, and business practices.

Getinge and Purchaser have made customary representations and warranties to Datascope with respect to, among other matters, their organization and qualification, corporate power and authority, conflicts, consents and approvals, sufficient funds, capitalization of Purchaser stock, finders’ and brokers’ fees, ownership of Datascope Shares, information in the Tender Offer Statement on Schedule TO and the Schedule 14D-9, investigations and litigation, solvency of the Surviving Corporation, and required votes and approvals.

The representations and warranties contained in the Merger Agreement were made solely for purposes of the Merger Agreement and are qualified by information in confidential disclosure schedules provided by Datascope to Getinge and Purchaser in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Getinge and Purchaser, on the one hand, and Datascope, on the other hand, rather than establishing matters as facts. Accordingly, you should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about Getinge, Purchaser or Datascope.

Conduct of Datasope’s Business.  During the period from the date of the Merger Agreement to the earlier of the Appointment Time and the termination of the Merger Agreement, except as required by applicable law, consented to by Getinge, expressly contemplated or permitted by the Merger Agreement, or disclosed by Datascope in the disclosure letter related to the Merger Agreement, Datascope has agreed in the Merger Agreement that it will, and will cause each of its subsidiaries to, (A) conduct its business in all material respects in the ordinary course consistent with past practice and in material compliance with all applicable laws and regulations; (B) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships and to retain the services of its key officers and key employees; and (C) take no action that is intended to or that would reasonably be expected to materially adversely affect or materially delay the ability of any of the parties hereto from obtaining any necessary approvals of any regulatory agency or other governmental entity required for the transactions contemplated by the Merger Agreement, performing its covenants and agreements under the Merger Agreement or consummating the transactions contemplated thereby or otherwise materially delay or prohibit consummation of the Merger or other transactions contemplated by the Merger Agreement.

The Merger Agreement also contains specific restrictive covenants as to certain impermissible activities of Datascope and its subsidiaries during the period from the date of the Merger Agreement to the earlier of the Appointment Time and the termination of the Merger Agreement. Such specific restrictive covenants provide that, subject to certain exceptions, Datascope will not (and will not permit any of its subsidiaries to) take certain actions without the prior written consent of Getinge, including, among other things, actions related to the terms of its capital stock; dividends and distributions; stock option awards; unbudgeted capital expenditures; material contracts; compensation or benefits of directors, officers, consultants or employees; pension, severance, termination or retirement benefits; material employee benefit plans; material claims, actions or proceedings; certificate of incorporation or its bylaws or other equivalent organizational documents; conditions to the Merger set forth in the Merger Agreement; tax or financial accounting principles, practices or methods; agreements with respect to material tax liabilities; acquisition by any manner, any material business, asset or entity; or resolutions of the Datascope board of directors in support of actions that Datascope is prohibited from undertaking in the Merger Agreement.

Access to Information.  The Merger Agreement provides that Datascope will give Getinge and its representatives reasonable access, during normal business hours during the period from the date of the Merger Agreement to the Effective Time or the termination of the Merger Agreement, to all Datascope’s and its subsidiaries’ offices, properties, books and records. Datascope will also furnish financial and operating data and other information and cause its representatives to cooperate reasonably during normal business hours with Getinge as Getinge or its representatives may from time to time reasonably request. The Merger Agreement also provides that each of Getinge will treat, and will cause its representatives to treat, all information received from Datascope in accordance with the terms and conditions of a confidentiality agreement between Datascope and Getinge.

No Solicitation.  Datascope has agreed in the Merger Agreement that, from the date of the Merger until the earlier of the Appointment Time and the termination of the Merger Agreement, it will not, and will not authorize or permit any of its subsidiaries or any of their respective directors, officers or employees or any advisor, agent or representative, directly or indirectly:

•	solicit, initiate or knowingly encourage or facilitate any inquiries regarding or submissions of any inquiry, offer, proposal or indication of interest that would be reasonably expected to lead to an Acquisition Proposal (as defined below);

•	participate or engage in any discussions or negotiations with, or disclose or provide any non-public information with respect to, any person (other than Getinge and its subsidiaries and representatives) relating to an Acquisition Proposal;

•	accept, approve, endorse or recommend an Acquisition Proposal; or

•	enter into any agreement, arrangement, undertaking, contract, commitment or understanding with respect to or contemplating an Acquisition Proposal or requiring Datascope to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement.

The Merger Agreement further provides that Datascope, its subsidiaries and their respective representatives will cease and terminate any existing solicitation, encouragement, activity, discussion or negotiation with any third party conducted by Datascope, its subsidiaries or their respective representatives prior to the Merger Agreement with respect to an Acquisition Proposal or the transaction contemplated by the Acquisition Proposal and request the prompt return or destruction of all confidential information previously furnished.

The term “Acquisition Proposal” means any inquiry, offer, proposal or indication of interest by any person that relates to an any transaction, other than the transactions contemplated by the Merger Agreement, to acquire beneficial ownership (as defined under Rule 13(d) of the Exchange Act) of (i) assets that constitute twenty percent (20%) or more of the consolidated assets of Datascope and its subsidiaries, taken as a whole, or (ii) twenty percent (20%) or more (in number or voting power) of any class of equity securities or other capital stock of Datascope or any of its subsidiaries (if the securities or ownership interests acquired in such subsidiaries represent an amount equal to or greater than twenty percent (20%) or more of the consolidated assets of Datascope and its subsidiaries, taken as a whole), in any such case pursuant to any transaction or series of transactions, including without limitation (w) a merger, consolidation, share exchange, or other business combination (including without limitation any so-called merger-of-equals and whether or not Datascope is the entity surviving any such transaction) involving Datascope or any of its subsidiaries, (x) sale, issuance, exchange, transfer or other disposition of shares of capital stock of Datascope or any of its subsidiaries, (y) sale, lease, license, exchange, transfer or other disposition of assets of Datascope or any of its subsidiaries or (z) tender offer, exchange offer or similar transaction with respect to either Datascope or any of its subsidiaries, including any single or multi-step transaction or series of related transactions, which is structured to permit such third party or another third party to acquire beneficial ownership of assets that constitute twenty percent (20%) or more of the assets of Datascope and its subsidiaries, taken as a whole, or twenty percent (20%) or more of the equity interest in either Datascope and its subsidiaries (if the securities or ownership interests acquired in such subsidiaries represent an amount equal to or greater than twenty percent (20%) or more of the consolidated assets of Datascope and its subsidiaries, taken as a whole).

Notwithstanding the foregoing, at any time prior to the Appointment Time, the Datascope board of directors may qualify, modify, change or amend the recommendation of the Datascope board of directors in a manner adverse to Getinge or Purchaser (including pursuant to the Schedule 14D-9 filed with the SEC or any amendment thereto) if:

•	the Datascope board of directors determines in good faith (after consultation with its outside counsel and a financial advisor of nationally recognized reputation) that the failure to so qualify, modify, change or amend the recommendation of the Datascope board of directors in a manner adverse to Getinge or Purchaser would be inconsistent with its fiduciary obligations to Datascope’s stockholders under applicable law; or

•	the Datascope board of directors receives an unsolicited Acquisition Proposal after the date of the Merger Agreement (that has not been withdrawn) that constitutes a Superior Proposal (as defined below) and the Datascope board of directors determines in good faith, after consultation with its outside counsel and a financial advisor of nationally recognized reputation and after considering in good faith any counter-offer or proposal made by Getinge in accordance with the Merger Agreement, that the failure to qualify, modify, change or amend the recommendation of the Datascope board of directors in light of such Superior Proposal in a manner adverse to Getinge or Purchaser would be inconsistent with its fiduciary obligations to Datascope’s stockholders under applicable law.

Further, the Datascope board of directors will only be entitled to qualify, modify, change or amend the recommendation of the Datascope board of directors in a manner adverse to Getinge or Purchaser as described above if:

•	the Datascope board of directors provides to Getinge a written notice of its intention to so qualify, modify, change or amend its recommendation, which shall provide the reasons therefor, including the material terms and conditions of any Superior Proposal, at least four (4) business days prior to such qualification, modification, change or amendment to the recommendation of the Datascope board of directors;

•	Datascope gives Getinge the opportunity to meet with Datascope and its representatives during the four (4) business-day period after Getinge receives such notice and negotiates in good faith regarding the terms of possible revisions to the terms of the Merger Agreement in such a manner that the Acquisition Proposal which was determined to be a Superior Proposal no longer is a Superior Proposal; and

•	Getinge does not, during the four business-day period after Getinge receives such notice, make an offer that the Datascope board of directors determines would cause the Superior Proposal to no longer be a Superior Proposal or that would cause the Datascope board of directors not to qualify, modify, change or amend the recommendation of the Datascope board of directors in a manner adverse to Getinge or Purchaser.

The term “Superior Proposal” means any unsolicited Acquisition Proposal which, if consummated, would result in the person making such Acquisition Proposal owning, directly or indirectly, greater than fifty percent (50%) of the Shares then outstanding (or of the shares of the surviving entity in a merger or the direct or indirect parent of the surviving entity in the merger) or greater than fifty percent (50%) of the assets of Datascope, which the Datascope board of directors determines in good faith, after consultation with its financial advisor and outside legal counsel) (such consultation with a financial advisor and outside legal counsel, taking into account, among other things, all legal, financial, regulatory, timing and other aspects of the acquisition proposal and the third party making the acquisition proposal and any adjustment to the terms and conditions of the Merger Agreement proposed by Getinge in response to such acquisition proposal, would, if consummated in accordance with its terms, be more favorable from a financial point of view to the holders of Shares (in their capacity as such) than the transactions contemplated by the Merger Agreement, including the Offer and the Merger (after taking into account any adjustment to the terms and conditions of the Merger Agreement proposed by Getinge in response to such acquisition proposal).

Employee Benefit Matters.  The Merger Agreement provides that Getinge will honor Datascope’s employee benefits plans and compensation arrangements and agreements in accordance with their terms as in effect immediately prior to the Effective Time, provided that Getinge will have the right to amend or terminate such plans in accordance with their terms and applicable law. Under the terms of the Merger Agreement, for a period of one (1) year following the Effective Time, the employees of Datascope and its subsidiaries will receive compensation and benefits no less favorable, in the aggregate, than those provided to the employees of Datascope or its subsidiaries immediately prior to the Effective Time. In addition, employees of Datascope and its subsidiaries whose employment terminates within one (1) year following the Effective Time will receive severance benefits at least equal to the severance levels and terms provided by Datascope’s severance plans and policies as in effect immediately prior to the Effective Time, and such severance benefits will be determined without accounting for any reduction in compensation after the Effective Time of the employees of Datascope or its subsidiaries. With respect to any former employees of Datascope or its subsidiaries who, as of the Effective Time, receive or are entitled to receive severance or welfare benefits, Getinge will provide such benefits at the levels and pursuant to the terms of Datascope’s applicable severance or benefit plans and policies as in effect at the time of any such former employee’s termination date.

Pursuant to the Merger Agreement, the employee benefit plans of Getinge and its subsidiaries that cover any employees of Datascope and its subsidiaries after the Effective Time (the “New Plans”) will credit each such employee with his or her years of service with Datascope and its subsidiaries and their respective predecessors prior to the Effective Time, to the extent that such employee was entitled to credit under any similar Datascope employee benefit plan in which such employee participated or was eligible to participate immediately prior to the Effective Time. Notwithstanding the foregoing, an employee of Datascope or its subsidiaries will not receive credit for benefit accrual under any defined benefit pension plan (other than with respect to a defined benefit plan in which such employee participated prior to the Effective Time) or to the extent it would result in duplication of benefits for the same period of service. The Merger Agreement also provides that each employee of Datascope or its subsidiaries will immediately be eligible to participate in all New Plans to the extent coverage is comparable to the Datascope plans in which such employee participated immediately prior to the Effective Time, and, with respect to each New Plan providing medical, dental, pharmaceutical or vision benefits, all pre-existing condition exclusions and actively-at-work requirements of such New Plans will be waived for such employee and his or her covered dependents if such conditions would have been waived under the Datascope plans. Such employees will also receive credit under the New Plans, for purposes of satisfying deductible, coinsurance and maximum out-of-pocket requirements, for any eligible expenses incurred by any such employee during the plan year prior to the date the New Plans take effect for such employee.

Efforts to Close the Transactions.  In the Merger Agreement, each of Getinge, Purchaser and Datascope agrees to use its reasonable best efforts to take promptly all actions, and to do promptly and to assist and cooperate with the other parties in doing all things necessary, proper or advisable under applicable laws to consummate the Offer and the other transactions contemplated by the Merger Agreement, including obtaining all necessary waivers, consents, approvals and expirations or terminations of waiting periods and the making of all necessary registrations and filings necessary to obtain such approvals, and defending any lawsuits or other legal proceedings challenging the Merger Agreement or consummation of the Merger and other transactions contemplated by the Merger Agreement. However, Datascope is not required to pay any fees or other consideration to any third party to obtain consent or approval to consummate the Merger under any Datascope contract, unless Getinge agrees to reimburse Datascope for such fees or consideration in the event of a termination of the Merger Agreement.

Pursuant to the Merger Agreement, Datascope and Getinge will promptly, but within ten (10) days of the date of the Merger Agreement file notification and report forms required under the HSR Act with respect to the transactions contemplated by the Merger Agreement and to use reasonable best efforts to cause the expiration or termination of the applicable waiting periods. Datascope and Getinge also agreed to (a) use reasonable best efforts to cooperate in determining whether any filings are required with, or consents, permits, approvals, and expirations or terminations of waiting periods obtained from, any third parties or governmental entities, and timely making all such filings and obtaining all such consents or approvals, (b) promptly supply any governmental entities with additional requested information or documents, (c) use reasonable best efforts to take all actions and do all things necessary to consummate the Merger and the transactions contemplated by the Merger Agreement within two hundred seventy (270) days of the date of the Merger Agreement. The Merger Agreement provides that such reasonable best efforts will include the divestiture of any business or assets of Datascope, Getinge or both as the U.S. Federal Trade Commission, Antitrust Division of the U.S. Department of Justice, state or foreign antitrust or competition authorities, or any other person may assert under regulatory laws with respect to the Merger and the transactions contemplated by the Merger Agreement. However, Getinge and its subsidiaries and affiliates are not required, under the Merger Agreement, in connection with any filing or submission to consummate the Offer and the Merger, to propose or agree to accept any undertaking or condition to enter into any consent decree, make any divestiture or accept any operational restriction, or to take or commit to take any action (a) the effectiveness of which is not conditional on the consummation of the Merger or (b) that, individually or in the aggregate, is or would reasonably be expected to be materially adverse, either before or after giving effect to the Offer or the Merger, to the business of Datascope and its subsidiaries taken as a whole (with materiality being measured in relation to the size of Datascope and its subsidiaries taken as a whole) or Getinge and its subsidiaries taken as a whole (with materiality being measured in relation to the size of Datascope and its subsidiaries taken as a whole, and any action, individually or in the aggregate, involving gross revenue of $37,500 or less per year deemed not, in and of itself, materially adverse) (a “Materially Burdensome Condition”), provided that, an undertaking, condition, consent decree, divestiture, restriction or other action related to Datascope’s endoscopic vessel harvesting business is not deemed, in and of itself, a Materially Burdensome Condition. Under the terms of the Merger Agreement, Getinge and Purchaser will bear any expenses incurred by the parties in connection with any such filings or actions.

Datascope Rights Agreement.  Datascope has taken all action, if any, necessary or appropriate so that the execution of the Merger Agreement, the voting agreement contemplated thereby, the Merger and the consummation of the transactions contemplated by the Merger Agreement and such other agreements do not and will not result in the distribution of the Rights under the Rights Agreement or the ability of any person to exercise any Rights under the Rights Agreement.

Indemnification; Directors’ and Officers’ Insurance.  Pursuant to the Merger Agreement, all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time in favor of Datascope’s or its subsidiaries’ current and former directors, officers or employees, whether asserted or claimed prior to, at or after the Effective Time, which rights are provided in Datascope’s or its subsidiaries’ respective certificates of incorporation, bylaws, other organizational documents or indemnification arrangements (in each case, as in effect on the date of the Merger Agreement), will survive the Merger and will continue in full force and effect, and the Surviving Corporation will maintain such provisions in effect and will not amend, repeal, or modify such provisions in a manner that would adversely affect the rights of the individuals. Under the Merger Agreement, the Surviving Corporation, from and after the Effective Time, will indemnify and hold harmless, and advance expenses to, Datascope’s and its subsidiaries’ current and former directors, officers or employees against costs and expenses, liabilities, and amounts paid in settlement, in connection with actual or threatened claims or actions arising out of or related to any action or omission before or after the Effective Time. Getinge will also cause the Surviving Corporation, for six (6) years after the Effective Time, to maintain the directors’ and officers’ liability policies of Datascope in effect on the date of the Merger Agreement, to the extent related to acts or omissions prior to the Effective Time, or to provide substitute policies with at least equal coverage and amounts and terms no less advantageous to such former directors and officers and without any gaps in coverage. However, neither Getinge nor the Surviving Corporation will be obligated to pay more than three hundred percent (300%) of the annual premiums currently paid by Datascope for such insurance; provided that, if the amount exceeds three hundred percent (300%) of the annual premiums, Getinge and the Surviving Corporation must provide and maintain, during the six-year period, as much coverage as reasonably practicable for three hundred percent (300%) of the current annual premiums.

Notification.  Pursuant to the Merger Agreement, the parties agree to give prompt notice to each other with respect to certain matters, including (a) notice received from any governmental entity in connection with the Merger or the transactions contemplated by the Merger Agreement, (b) actions, claims, investigations, or proceedings commenced or threatened relating to the Merger and the transactions contemplated by the Merger Agreement, and (c) facts or circumstances that would cause any conditions to the Merger not be satisfied or to be materially delayed in violation of the Merger Agreement.

Transfer Taxes.  The Merger Agreement provides that Getinge or the Surviving Corporation will bear the liability, if applicable and due with respect to the Merger, for any real estate transfer tax with respect to interests in real property owned directly or indirectly by Datascope or its subsidiaries immediately prior to the Effective Time.

Takeover Laws.  Under the Merger Agreement, if any business combination, control share, fair price, or other anti-takeover laws of any governmental entity become applicable to the Merger, each party will use its reasonable best efforts to take such actions as are reasonably necessary consummate the transactions contemplated by the Merger Agreement as promptly as practicable and to eliminate or minimize the effects on any such law on the Merger.

Conditions to Consummation of the Merger.  Pursuant to the Merger Agreement, the obligations of Getinge, Purchaser and Datascope to effect the Merger will be subject to the satisfaction or waiver of the following conditions at or prior to the closing date of the transactions contemplated by the Merger Agreement:

•	adoption of the Merger Agreement, to the extent required by applicable law, by the holders of a majority of the then outstanding Shares at a special meeting of Datascope’s stockholders;

•	enactment or promulgation of a statute, rule, regulation, judgment or order by any governmental entity that prohibits the consummation of the Merger, or the effectiveness of any order or injunction of a court of competent jurisdiction preventing the consummation of the Merger; and

•	Purchaser shall have accepted for payment and paid for, or caused to be accepted for payment and paid for, all Shares validly tendered and not properly withdrawn pursuant to the Offer.

Termination.  The Merger Agreement may be terminated, and the Offer, the Merger and the other transactions contemplated by the Merger Agreement abandoned at any time before the Appointment Time:

•	by Getinge (by action duly authorized by the Getinge board of directors, or an authorized committee thereof) or Datascope (by action of the Datascope board of directors):

-	unless the other party is at that time in material breach of the Merger Agreement, if there is a breach by the other party of any representation, warranty, covenant or agreement set forth in the Merger Agreement, which breach (1) in the case of Datascope shall result in any conditions of the Offer, as set forth in Section 14 — “Conditions of the Offer,” not being satisfied, and (2) in the case of a breach by Getinge or Purchaser, shall have or be reasonably likely to have, individually or in the aggregate, a material adverse effect upon Getinge or Purchaser’s ability to consummate the Offer or the Merger (and in each case such breach is not reasonably capable of being cured or such condition is not reasonably capable of being satisfied within fifteen (15) business days after the receipt of notice thereof by the defaulting party from the non-defaulting party (unless such breach is cured during such period));

-	if Purchaser does not accept for payment and pay for all Shares tendered pursuant to the Offer in accordance with the terms thereof on or before June 15, 2009, unless the right to terminate the Merger Agreement pursuant to the foregoing shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement has been the cause of, or resulted in, Purchaser’s failure to accept for payment and pay for all Shares tendered pursuant to the Offer prior to June 15, 2009;

-	if the Offer expires or is terminated in accordance with the terms of the Merger Agreement without Getinge or Purchaser accepting for purchase any Shares pursuant to the Offer other than due to a breach of the Merger Agreement by the terminating party; or

•	by Getinge, if (A) the Datascope board of directors or any committee thereof qualifies, modifies, changes or amends the recommendation of the Datascope board of directors in a manner adverse to Getinge or Purchaser, (B) the Datascope board of directors or any committee thereof approves or recommends any Superior Proposal, (C) Datascope or any Datascope subsidiary enters into any agreement (other than a confidentiality agreement as contemplated by the Merger Agreement), with respect to any Acquisition Proposal, (D) Datascope fails to recommend in the Schedule 14D-9 that the Datascope stockholders accept the Offer, that the Datascope stockholders tender their Shares in the Offer to Purchaser and that the Datascope stockholders adopt the Merger Agreement and the Merger to the extent required by applicable law, or refuses to permit Getinge and Purchaser to include such a recommendation in the documents undertaking the Offer, (E) the Datascope board of directors fails to reconfirm such a recommendation or its approval of the Merger Agreement, the Offer, the Merger or any other transaction contemplated by the Merger Agreement promptly, and in any event within five (5) business days following Getinge’s request to do so or (F) the Datascope board of directors or any committee thereof resolves to take any action described in the preceding clauses (A) through (E);

•	by Datascope, immediately prior to entering into a definitive agreement with respect to a Superior Proposal, provided that (A) Datascope receives such Superior Proposal (other than as a result of a breach of or violation of the terms of its obligations regarding solicitation of competing offers under the Merger Agreement), (B) Datascope has not breached or violated the terms of its obligations regarding solicitation of competing offers or board recommendations under the Merger Agreement in connection with such Superior Proposal, (C) subject to the terms of the Merger Agreement, the Datascope board of directors qualifies, modifies, changes or amends the recommendation of the Datascope board of directors in a manner adverse to Getinge or Purchaser in response to such Superior Proposal pursuant to and in compliance with the Merger Agreement and authorizes Datascope to enter into such definitive agreement for such Superior Proposal (which authorization may be subject to termination of the Merger Agreement), (D) immediately prior to the termination of the Merger Agreement, Datascope pays to Getinge the termination fee payable pursuant to the Merger Agreement, and (E) immediately following the termination of the Merger Agreement, Datascope enters into such definitive agreement to effect such Superior Proposal; or

•	by Getinge, if Datascope or any of its representatives, intentionally or willfully breaches Datascope’s obligations regarding solicitation of competing offers under the Merger Agreement.

The Merger Agreement may be terminated and the transactions contemplated by the Merger Agreement may be abandoned at any time before the Effective Time, whether before or after the Datascope stockholders’ approval thereof:

•	by either Getinge or Datascope, if a court of competent jurisdiction or other governmental entity shall have issued a final, non-appealable order, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement; or

•	by mutual written consent of Getinge and Datascope duly authorized by Datascope board of directors and the board of directors of Getinge, or authorized committee thereof.

Effect of Termination.  In the event of the termination of the Merger Agreement by any party in accordance with its terms, the Merger Agreement will become null and void and there shall be no liability on the part of any party to the Merger Agreement, except that certain provisions will survive any such termination including, without limitation, certain provisions relating to the payment of termination fees and expenses in the circumstances described below. Notwithstanding the foregoing, the Merger Agreement does not relieve any party from liability or damages resulting from the breach of the Merger Agreement.

The Merger Agreement provides for Datascope to pay to Getinge a termination fee of $30 million if, prior to the termination of the Merger Agreement, Datascope terminates the Merger Agreement immediately prior to entering into a definitive agreement with respect to a Superior Proposal as described above, or if Getinge terminates the Merger Agreement after Datascope has (i) intentionally or willfully breached its non-solicitation covenants under the Merger Agreement as described above, the Datascope board of directors has qualified, modified, or (ii)(A) the Datascope board of directors or any committee thereof qualifies, modifies, changes or amends the recommendation of the Datascope board of directors in a manner adverse to Getinge or Purchaser, (B) the Datascope board of directors or any committee thereof approves or recommends any Superior Proposal, (C) Datascope or any Datascope subsidiary enters into any agreement (other than a confidentiality agreement as contemplated by the Merger Agreement), with respect to any Acquisition Proposal, (D) Datascope fails to recommend in the Schedule 14D-9 that the Datascope stockholders accept the Offer, that the Datascope stockholders tender their Shares in the Offer to Purchaser and that the Datascope stockholders adopt the Merger Agreement and the Merger to the extent required by applicable law, or refuses to permit Getinge and Purchaser to include such a recommendation in the documents undertaking the Offer, (E) the Datascope board of directors fails to reconfirm such a recommendation or its approval of the Merger Agreement, the Offer, the Merger or any other transaction contemplated by the Merger Agreement promptly, and in any event within five (5) business days following Getinge’s request to do so or (F) the Datascope board of directors or any committee thereof resolves to take any action described in the preceding clauses (A) through (E).

The Merger Agreement provides for Datascope to pay to Getinge a termination fee of $30 million if, prior to the termination of the Merger Agreement, on the earlier of the date on which Datascope enters into a definitive agreement to consummate or consummates transactions contemplated by any Acquisition Proposal involving a proposed change in beneficial ownership of the assets of Datascope and its subsidiaries, taken as a whole, or any class of equity securities of Datascope or its subsidiaries of at least 50% if, prior to the termination of the Merger Agreement, (i) an Acquisition Proposal is made to Datascope or directly to the Datascope stockholders otherwise becomes publicly known or is announced, (ii) the Merger Agreement is thereafter terminated (A) by Getinge following a breach of the Merger Agreement by Datascope as described above, or (B) by Getinge or Datascope if Purchaser has not accepted for payment and paid for all Shares tendered pursuant to the Offer in accordance with the terms thereof on or before June 15, 2009, or (C) by

Getinge or Datascope if the Offer shall have expired or been terminated in accordance with the terms of the Merger Agreement without Getinge or Purchaser having accepted for purchase any Shares pursuant to the Offer other than due to a breach of this Agreement by the terminating party and (iii) concurrently or within twelve (12) months after such termination, Datascope enters into a definitive agreement to consummate or consummates transactions contemplated by any Acquisition Proposal (regardless of whether made before or after termination of the Merger Agreement).

The Merger Agreement provides for Getinge to pay to Datascope a termination fee of $30 million if (i) Datascope terminates the Merger Agreement because Purchaser has not accepted for payment and paid for all Shares tendered pursuant to the Offer in accordance with the terms thereof on or before June 15, 2009 and (ii) at the time of such termination all conditions to the consummation of the Offer are satisfied or waived except that (A) the waiting period under the HSR Act or any similar foreign competition laws applicable to the transactions contemplated by the Merger Agreement has not expired or terminated, and the reason therefor relates solely to Datascope’s EVH business, (B) there is a suit, action or proceeding by any governmental entity of competent jurisdiction pending against Getinge, Purchaser, Datascope or any subsidiary of Datascope, related solely to Datascope’s endoscopic vessel harvesting business, that (I) challenges the acquisition by Purchaser or Getinge of any Shares pursuant to the Offer or seeks to restrain or prohibit the making or consummation of the Offer or the Merger, (II) seeks to impose material limitations on the ability of Purchaser or Getinge, or to render Purchaser or Getinge unable, to accept for payment, pay for or purchase any or all of the Shares pursuant to the Offer or the Merger or (III) that otherwise imposes a Materially Burdensome Condition, or (C) any statute, rule, regulation, judgment, order or injunction, related solely to Datascope’s endoscopic vessel harvesting business, is enacted, entered, enforced, promulgated or deemed applicable, pursuant to an authoritative interpretation by or on behalf of a government entity, to the Offer, the Merger or any other transaction contemplated by the Merger Agreement, or any other action is taken by any governmental entity, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act or similar waiting periods with respect to any similar foreign competition laws or regulation, that (I) is reasonably likely to result, directly or indirectly, in any of the consequences referred to in (A) or (B) above, or (II) has the effect of making such transactions illegal or the effect of prohibiting or otherwise preventing the consummation of any of the transactions contemplated by the Merger Agreement. Datascope is not entitled to such termination fee if, prior to or at the time of the termination, Getinge is entitled to terminate the Merger Agreement for any reason (excluding any cure or notice provisions) or Datascope is in breach of its obligations set forth in the Merger Agreement with respect to the HSR Act.

Amendment; Waiver.  At any time prior to the Effective Time, any provision of the Merger Agreement may be amended or waived if such amendment or waiver is in writing and signed, in the case of an amendment, by Datascope (approved by the Datascope board of directors), Getinge and Purchaser, or in the case of a waiver, by the party against whom the waiver is to be effective (and, in the case of Datascope, as approved by the Datascope board of directors). If any such amendment or waiver shall by applicable law or in accordance with the NASDAQ Marketplace Rules require further approval of the stockholders of Datascope after the adoption of the Merger Agreement by the Datascope stockholders, the effectiveness of such amendment or waiver shall be subject to the approval of the Datascope stockholders.

Expenses.  Except as noted above under Section 11 — “Effect of Termination” and for Getinge’s obligation to pay expenses incurred in connection with filings under the file any and all Notification and Report Forms required under the HSR Act, all expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, shall be paid by the party incurring or required to incur such expenses.

(c) Dissenters’ Rights.  Holders of the Shares do not have dissenters’ rights in connection with the Offer. However, if the Merger (including a short-form merger) is consummated, holders of the Shares at the effective time of the Merger will have certain rights under the provisions of 262 of the DGCL, including the right to dissent from the Merger and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Dissenting stockholders of Datascope who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by Datascope stockholders desiring to exercise any available dissenters’ rights.

The preservation and exercise of dissenters’ rights require strict adherence to the applicable provisions of the DGCL. Failure to follow the steps required by the DGCL for perfecting dissenters’ rights may result in the loss of such rights. Datascope stockholders who tender shares in the Offer will not have dissenters’ rights.

(d) “Going Private” Transactions.  The SEC has adopted Rule 13e-3 promulgated under the Exchange Act, which is applicable to certain “going private” transactions and which may, under certain circumstances, be applicable to the Merger. However, Rule 13e-3 would be inapplicable if (1) the Shares are deregistered under the Exchange Act prior to the Merger or other business combination or (2) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Getinge and Purchaser believe that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, the Datascope stockholders will receive the same price per Share as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority stockholders in the transaction be filed with the SEC and disclosed to stockholders prior to the consummation of the transaction.

(e) Plans for Datascope.  In connection with the Offer, Getinge and Purchaser have reviewed and will continue to review various possible business strategies that they might consider in the event that Purchaser acquires control of Datascope, whether pursuant to the Offer, the Merger or otherwise. These changes could include, among other things, changes in Datascope’s business corporate structure, capitalization and management. Upon the consummation of the Merger, Datascope will become an indirect wholly owned subsidiary of Getinge.

12.	SOURCE AND AMOUNT OF FUNDS

Purchaser estimates that the total amount of funds required to purchase all outstanding Shares pursuant to the Offer and to complete the Merger and to pay related fees and expenses will be approximately US$865 million after giving effect to proceeds received in connection with the exercise of Datascope options and excluding Datascope’s fees and expenses. Getinge will have sufficient funds to consummate the purchase of Shares in the Offer and the Merger and the other transactions described herein, and will cause the Purchaser to have sufficient funds available to consummate such transactions. Getinge expects to obtain the necessary funds through a combination of (i) cash-on-hand and (ii) a senior, unsecured term credit facility described below, which we refer to as the “term credit facility.” Completion of the Offer is not conditioned upon obtaining or funding of the term credit facility or any other financing arrangements. Neither Getinge nor the Purchaser has any alternative committed financing arrangements or financing plans in the event the financing described below falls through.

The following summary of the term credit facility is qualified in its entirety by reference to the loan agreement described below, a copy of which is filed as an exhibit to the Schedule TO filed with the SEC and is incorporated by reference herein. Shareholders are urged to read the loan agreement in its entirety for a more complete description of the provisions summarized below.

Getinge has entered into a loan agreement dated September 15, 2008 with SEB, one of the leading commercial banks in Europe, under which SEB has agreed to make loans in the aggregate amount of up to US$865 million. Getinge expects to borrow the entire amount of the term credit facility for the full amount needed to purchase all outstanding Shares pursuant to the Offer. The term credit facility is a senior unsecured debt obligation of Getinge and is scheduled to mature 12 months following the date of the term credit facility, subject to exercise by Getinge of its option to extend the maturity date by an additional 6 months. Loans under the term credit facility will bear interest at a rate equal to LIBOR plus an interest margin of 0.60% (or 0.90% following the initial maturity date if Getinge exercises its option to extend the maturity of the term credit facility) plus certain costs of SEB of complying with minimum reserve requirements of the European Central Bank. In addition, Getinge will pay SEB a one-time arrangement fee of 0.10% of the amount of the term credit facility and an on-going fee at the rate of 0.35% of the applicable interest margin on loans calculated on the undrawn amount of SEB’s commitment under the term credit facility.

The loan agreement evidencing the term credit facility contains customary representations, affirmative and negative covenants, mandatory prepayment provisions and events of default usual for credit facilities of the type. With respect to defaults, the loan agreement provides that if during the 90-day period from the date Getinge first borrows funds under the term credit facility, a matter or circumstance exists in respect of the Datascope or any of its subsidiaries which would otherwise constitute an event of default, then that matter or circumstance will not constitute an event of default until after the end of such period. Proceeds of the term credit facility may only be used to finance the Offer and the Merger and related fees and expenses.

The obligation of SEB to advance any loan under the term credit facility is subject to customary conditions precedent, including accuracy of certain representations and warranties contained in the term credit facility documentation and there being no default under the term credit facility documentation. However, during the “certain funds period” described below, SEB is not entitled to (i) refuse to make any loan, (ii) cancel its commitment under the term credit facility, (iii) exercise any right of rescission, set-off or counterclaim or other similar right or remedy it may have relating to any loan under the term credit facility or (iv) accelerate or cause repayment of any loan under the term credit facility. The “certain funds period” begins on September 15, 2008 and ends on the earliest to occur of (a) the termination of the Merger Agreement and the abandoning of the transaction contemplated thereby, (b) the date on which Getinge completes the acquisition of Datascope in accordance with the Offer and the Merger Agreement and (c) 12 months from the date of the Merger Agreement. The prohibition on the ability of SEB to take the actions described above during the certain funds period does not apply if:

•	Getinge has failed to deliver to SEB:

-	confirmation that (i) all the conditions in the Merger Agreement have been met or waived, (ii) more than 50.0% of the shareholders of Datascope, or capital and votes, have accepted the Offer and (iii) Getinge will pursue the acquisition of Datascope in accordance with the Offer and the Merger Agreement; and

-	evidence of payment of all fees payable by Getinge under the term credit facility;

•	a major default, described below, is continuing or will result from the making of a requested loan but only if the major default has a material adverse effect, also described below, or

•	it is unlawful for SEB to fund or make the requested loan.

The term credit facility documentation defines a major default as:

•	Getinge’s failure to pay amounts due under the term credit facility documentation;

•	Getinge’s breach of its obligations under the term credit facility documentation to:

-	ensure that SEB’s claims against Getinge under the term credit facility documentation rank at least pari passu with the claims of Getinge’s other unsecured and unsubordinated creditors (except claims preferred under bankruptcy laws or other similar laws);

-	not create or permit to exist certain liens on its and its subsidiaries’ property;

-	not dispose of its and its subsidiaries’ assets subject to certain exceptions;

-	not permit any subsidiary to become liable with respect to indebtedness for money borrowed subject to certain exceptions;

-	indemnify SEB for any direct loss or liability SEB incurs as a consequence of any litigation proceeding arising, pending or threatened against SEB relating to the term credit facility documentation or the Offer;

-	to ensure that Datascope files a proxy statement with the SEC if required; or

-	cause the Merger to become effective as promptly as practicable, without a meeting of stockholders of Datascope, in accordance with applicable law if Getinge owns, directly or indirectly, at least 90 per cent of the outstanding shares of each class of capital stock of Datascope entitled to vote on the adoption of the Merger Agreement under the applicable law;

•	misrepresentation insofar as it relates to Getinge’s representations in the term credit facility documentation;

-	regarding Getinge being a duly organized corporation;

-	that the choice of Swedish law as the governing law of the term credit facility documentation, and any judgment obtained in Sweden, will be recognized and enforced in any proceeding in Getinge’s jurisdiction of incorporation, subject to certain exceptions; or

-	that Getinge’s obligations under the term credit facility documentation are legal and valid obligations binding on it and enforceable against it in accordance with their terms subject to certain exceptions;

•	any of Getinge or certain of its material subsidiaries is unable to pay its debts as they come due, commences negotiations with creditors with a view to a moratorium or general readjustment or rescheduling of its indebtedness, or makes a general assignment for the benefit of or a composition with creditors;

•	any of Getinge or certain of its material subsidiaries takes any corporate action, or other steps are taken or legal proceedings are started which are not presented frivolously or vexatiously, for its winding-up or for the appointment of a receiver or similar officer of it or of any or all of its revenues and assets; or

•	Getinge’s performance or compliance with any of its obligations under the term credit facility documentation becomes unlawful or any of Getinge’s obligations under the term credit facility documentation ceases to be legal, valid, binding and enforceable.

The term credit facility documentation defines a material adverse effect as a material adverse effect on:

•	the business, operations, property or condition (financial or otherwise) of Getinge and its subsidiaries taken as a whole;

•	the ability of Getinge to perform its obligations under the term credit facility documentation; or

•	the validity or enforceability of term credit facility documentation or the rights or remedies of SEB thereunder.

Getinge intends to refinance part of the term credit facility through an issuance of shares to its existing shareholders to be proposed no later than three months following the date Getinge first borrows funds under the term credit facility. The term credit facility provides that the proceeds from such issuance of shares, after costs, must be at least SEK 800 million (or approximately US$118,000,000, based on a conversion rate of 6.80 for USD/SEK) or such higher amount as may be needed so that when applied to repay the principal balance of loans outstanding under the term credit facility, along with proceeds from other refinancing alternatives, the principal balance of loans outstanding under the term credit facility is reduced to between US$515 million and US$530 million. Mr. Carl Bennet, Getinge’s Chairman and principal shareholder, along with certain affiliates of Mr. Bennet, will agree to vote in favor of the issuance of shares and to subscribe and pay for (i) the shares to which the he is entitled under the issuance of shares and (ii) such further shares issued in connection with issuance of shares that are not subscribed for by other shareholders of

Getinge. Except for such issuance of shares, no plans or arrangements have been made to finance or repay the term credit facility.

Purchaser does not believe that its financial condition is relevant to a decision by the holders of Shares whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	Purchaser, through Getinge, will have sufficient funds available to purchase all Shares successfully tendered in the Offer and to require any remaining Shares for the same cash price in the Merger; and

•	the Offer is not subject to any financing condition.

13.	DIVIDENDS AND DISTRIBUTIONS

The Merger Agreement provides that, without the prior written consent of Getinge, Datascope will not, and shall not permit any of its subsidiaries to:

•	adjust, split, combine or reclassify any capital stock or otherwise amend the terms of its capital stock;

•	make, declare or pay any dividend (other than quarterly cash dividends as historically distributed by Datascope consistent with past practice and amounts), or make any other distribution (other than intercompany dividends or distributions paid in cash in the ordinary course of business) on, or directly or indirectly redeem, purchase or otherwise acquire or encumber, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, except in connection with cashless exercises or similar transactions pursuant to the exercise of stock options or other awards issued and outstanding as of the date of the Merger Agreement under certain Datascope compensation plans or permitted by the Merger Agreement to be granted after the date thereof;

•	issue, grant or award any right to acquire any shares of its capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any shares of its capital stock, any other ownership interests or any voting securities (including stock appreciation rights, restricted or deferred stock units, phantom stock or similar instruments) of Datascope or any of its subsidiaries; or

•	issue any additional shares of capital stock except pursuant to the exercise of stock options or other awards outstanding on the date hereof issued under certain Datascope compensation plans and in accordance with the terms of such plans.

14.	CONDITIONS OF THE OFFER

Notwithstanding any other provisions of the Offer, but subject to the terms and conditions set forth in the Merger Agreement, and in addition to (and not in limitation of) Purchaser’s rights and obligations to extend or amend the Offer in accordance with the provisions of the Merger Agreement and any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act, Purchaser shall not be required to accept for payment or pay for, and may delay the acceptance for payment of or, subject to the restrictions referred to above, the payment for, any validly tendered Shares that are not properly withdrawn if:

•	such Shares are not tendered in the Offer such that, assuming consummation of the Offer, Getinge and Purchaser would not satisfy the Minimum Condition;

•	any waiting period under the HSR Act or any similar foreign competition laws applicable to the transactions contemplated by the Merger Agreement does not expire or is not terminated prior to the termination or expiration of the Offer at or prior to any then scheduled Expiration Date;

•	any suit, action or proceeding by any governmental entity of competent jurisdiction is pending against Getinge, Purchaser, Datascope or any subsidiary of Datascope (i) challenging the acquisition by Purchaser or Getinge of any Shares pursuant to the Offer or seeking to restrain or prohibit the making or consummation of the Offer or the Merger, (ii) seeking to impose material limitations on the ability of Purchaser or Getinge, or render Purchaser or Getinge unable, to accept for payment, pay for or purchase any or all of the Shares pursuant to the Offer or the Merger or (iii) which otherwise that would impose a Materially Burdensome Condition;

•	any statute, rule, regulation, judgment, order or injunction is enacted, entered, enforced, promulgated or which is deemed applicable pursuant to an authoritative interpretation by or on behalf of a government entity to the Offer, the Merger or any other transaction contemplated by the Merger Agreement, or any other action is taken by any Governmental Entity, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act or similar waiting periods with respect to the any similar foreign competition laws or regulation, that (x) is reasonably likely to result, directly or indirectly, in any of the consequences referred to in the foregoing conditions, or (y) has the effect of making such transactions illegal or which has the effect of prohibiting or otherwise preventing the consummation of any of the transactions contemplated by the Merger Agreement;

•	any declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or limitation or proposed limitation by any foreign or United States governmental authority or agency has a material adverse effect generally on the extension of credit by banks or other financial institutions;

•	any representation or warranty of Datascope as to its capitalization, its authority to execute the Merger Agreement, or the enforceability of the Merger Agreement is not true and correct (except for any de minimis inaccuracy with regard to capitalization), and any other representation and warranty of Datascope set forth in the Merger Agreement that is qualified by reference to a Material Adverse Effect is not true and correct as of the date provided in the Merger Agreement or (C) any other representation and warranty of Datascope set forth in the Merger Agreement that is not so qualified shall not be true and correct as of the date set forth in the Merger Agreement), other than in the case of clause (C) for such failures to be true and correct that, individually or in the aggregate, have not had and would reasonably be expected to have a Material Adverse Effect; provided that for purposes of determining the satisfaction of clause (C) of this condition, the representations and warranties of Datascope that are not qualified by reference to a Material Adverse Effect shall be deemed not qualified by any references therein to materiality generally;

•	any fact(s), change(s), event(s), development(s) or circumstance(s) occur, arise or come into existence or become known to Datascope, Getinge or Purchaser following the date of the Merger Agreement which is continuing and which has had or would have a Material Adverse Effect;

•	Datascope breaches or fails, in any material respect, to perform or to comply with any agreement or covenant to be performed or complied with by it under the Merger Agreement prior to the expiration of the Offer and such breach or failure shall not have been cured;

•	Purchaser fails to receive a certificate of Datascope, executed by the Chief Executive Officer and the Chief Financial Officer of Datascope, dated as of the scheduled Expiration Date, to the effect that the conditions set forth in two preceding paragraphs have not occurred; or

•	the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Getinge and Purchaser, may be asserted by Getinge or Purchaser regardless of the circumstances giving rise to such condition, and may be waived by Getinge or Purchaser in whole or in part at any time and from time to time and in the sole discretion of Getinge or Purchaser, subject in each case to the terms of the Merger Agreement. The failure by Getinge or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

The Merger Agreement defines a “Material Adverse Effect” as any change, any fact, circumstance, event, change, effect or occurrence that (i) has or would be reasonably likely to have a material adverse effect on the assets, business, results of operations or financial condition of Datascope and its subsidiaries taken as a whole or (ii) that would be reasonably likely to prevent or materially delay or materially impair the ability of Datascope to consummate the Merger or the other transactions contemplated hereby; provided, however, that none of the following shall be deemed either alone or in combination with any of the following to constitute a Material Adverse Effect:

•	any changes in, or conditions, events or occurrences that result in a change to, the industry in which Datascope operates or conducts its business, the United States economy or capital, financial or securities markets generally, except those changes that are specifically related to, or that have a materially disproportionate effect upon, Datascope and its subsidiaries, taken as a whole, as compared to other similarly situated companies;

•	any changes resulting from or arising out of actions taken pursuant (and/or required by) the Merger Agreement or at the request of Getinge, or the failure to take any actions due to restrictions set forth in the Merger Agreement;

•	any changes in the price or trading volume of Datascope’s stock on NASDAQ (but excluding any fact, circumstance, event, change, effect or occurrence that caused or contributed to such change in market price or trading volume);

•	any adverse effect resulting from any change in GAAP or any applicable United States or foreign, federal, state or local laws, statutes, ordinances, rules, regulations or agency requirements of any governmental entity, or regulatory requirements, in each case, proposed, adopted or enacted after the date hereof, or the interpretation or enforcement thereof;

•	any changes, developments, events, effects, conditions, occurrences, actions or omissions (including the loss or departure of employees or any termination, reduction, loss, or similar negative development in Datascope’s relationship with its customers, suppliers, vendors or other business partners or employees or any cancellation of or delay in customer orders), in each case resulting from the announcement or pendency of the Merger Agreement, the Offer or the Merger or the proposal thereof;

•	the failure of Datascope to meet internal or analysts’ expectations or projections (but excluding any fact, circumstance, event, change, effect or occurrence that caused or contributed to such failure to meet internal or analysts’ expectations or projections); and

•	any legal proceedings made or brought by any of the current or former stockholders of Datascope (on their own behalf or on behalf of Datascope), or otherwise under the DGCL, arising out of or related to the Merger Agreement and any of the transactions contemplated hereby.

15.	LEGAL MATTERS; REQUIRED REGULATORY APPROVALS

Except as set forth in this Offer to Purchase, based on review of publicly available filings by Datascope with the SEC and other information regarding Datascope, neither Getinge nor Purchaser is aware of any licenses or regulatory permits that appear to be material to the business of Datascope and its subsidiaries, taken as a whole, that might be adversely affected by Purchaser’s acquisition of Shares in the Offer. In addition, neither Getinge nor Purchaser is aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency under laws regulating competition other than the filings under the HSR Act applicable to the Offer or the Merger that would be required for Purchaser’s acquisition or ownership of the Shares. Should any such approval or other action be required, Getinge and Purchaser expect to seek such approval or action, except as described under Section 15 — “State Takeover Laws.” Should any such approval or other action be required, Getinge and Purchaser cannot be certain that Getinge and Purchaser would be able to obtain any such approval or action without substantial conditions or that adverse consequences might not result to Datascope’s or its subsidiaries’ businesses, or that certain parts of Datascope’s, Getinge’s, Purchaser’s or any of their respective subsidiaries’ businesses might not have to be disposed of or held separate in order to obtain such approval or action. In that event, Purchaser may not be required to purchase any Shares in the Offer. See the “Introduction” of this Offer to Purchase and Section 14 — “Conditions of the Offer” for a description of the conditions to the Offer.

State Takeover Laws.  A number of states (including Delaware, where Datascope is incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein.

Section 203 of the DGCL prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire fifteen percent (15%) or more of a corporation’s outstanding voting stock) for a period of three (3) years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Datascope board of directors has taken all necessary steps to render the restrictions of Section 203 of the DGCL inapplicable to the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby.

Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in the Offer nor any action taken in connection therewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or by delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 14 — “Conditions of the Offer.”

Antitrust.  Under the HSR Act, certain acquisition transactions may not be consummated until notification forms have been filed with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Getinge by virtue of Purchaser’s acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen (15) calendar-day waiting period following the filing of required notification forms with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Getinge expects to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on the fifteenth (15th) calendar-day after the filing, unless earlier terminated by the FTC or the Antitrust Division or Getinge receives a request for additional information or documentary material prior to that time. If, within the fifteen (15) calendar-day waiting period, either the FTC or the Antitrust Division requests additional information or documentary material from Getinge, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of Getinge’s substantial compliance with that request. If either the fifteen (15) calendar-day or ten (10) calendar-day waiting period expires on a Saturday, Sunday or legal public holiday, then the period is extended until the end of the next day that is not a Saturday, Sunday or legal public holiday. The FTC or the Antitrust Division may terminate the additional ten (10) calendar-day waiting period waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time. Although Datascope is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Datascope’s failure to make those filings nor a request made to Datascope from the FTC or the Antitrust Division for additional information or documentary material will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions, such as Getinge’s acquisition of Shares in the Offer and the Merger. At any time before or after Purchaser’s purchase of Shares, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Getinge, Purchaser, Datascope or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances. See Section 14 — “Conditions of the Offer.”

While Getinge and Purchaser believe that they will receive the requisite clearance under the HSR Act, there can be no assurances that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 14 — “Conditions of the Offer.”

16.	FEES AND EXPENSES

Merrill Lynch, Pierce Fenner & Smith Incorporated (“Merrill Lynch”) is acting as Dealer Manager in connection with the Offer and Merrill Lynch or its affiliates have provided certain financial advisory services to Getinge in connection with the proposed acquisition of Datascope, for which services Merrill Lynch will receive customary compensation. In addition, Getinge and Purchaser have agreed to reimburse Merrill Lynch for reasonable fees and expenses, including reasonable fees and disbursements of Merrill Lynch’s counsel, incurred in connection with Merrill Lynch’s engagement, and to indemnify Merrill Lynch, and certain related parties against specified liabilities, including liabilities under the federal securities laws. Merrill Lynch and its affiliates have provided and may in the future provide various investment banking, financial advisory and other services to Getinge or its affiliates, for which they have received or may receive customary compensation. In the ordinary course of business, Merrill Lynch and its affiliates may actively trade or hold securities or loans of Getinge for their own accounts or for the accounts of customers and, accordingly, Merrill Lynch and/or its affiliates may at any time hold long or short positions in these securities or loans.

Purchaser has retained Georgeson, Inc. as Information Agent in connection with the Offer. The Information Agent may contact the Datascope stockholders by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the Offer to beneficial owners of Shares. Purchaser will pay the Information Agent reasonable and customary compensation for these services in addition to reimbursing the Information Agent for its reasonable out-of-pocket expenses. Purchaser has agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including certain liabilities under the U.S. federal securities laws. In addition, Purchaser has retained American Stock Transfer & Trust Company, LLC as the Depositary. In connection with the Offer, Purchaser will pay the Depositary reasonable and customary compensation for its services, will reimburse the Depositary for its reasonable out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.

Except as set forth above, neither Getinge nor Purchaser will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. Purchaser will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

17.	MISCELLANEOUS

Getinge and Purchaser are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Getinge and Purchaser become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, Getinge and Purchaser will make a good faith effort to comply with that state statute. If, after a good faith effort, Getinge and Purchaser cannot comply with the state statute, Purchaser will not make the Offer to, nor will Purchaser accept tenders from or on behalf of, the Datascope stockholders in that state. Getinge and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 promulgated under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Datascope has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 promulgated under the Exchange Act, setting forth the recommendation of the Datascope board of directors with respect to the Offer and the reasons for the recommendation of the Datascope board of directors and furnishing certain additional related information. A copy of these documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 8 — “Information Concerning Datascope” and Section 9 — “Information Concerning Getinge and Purchaser.”

Neither Getinge nor Purchaser has authorized any person to give any information or to make any representation on behalf of either Getinge or Purchaser not contained in this Offer to Purchase or in the related Letter of Transmittal, and, if given or made, you should not rely on any such information or representation as having been authorized.

Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Getinge, Purchaser, Datascope or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

DAVINCI MERGER SUB, INC.

GETINGE AB (publ)

September 30, 2008

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF GETINGE AB AND PURCHASER

1.	GETINGE AB

The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five (5) years of each director and executive officer of Getinge AB. Unless otherwise indicated, each director and executive officer has been so employed for a period in excess of five (5) years. Unless otherwise indicated, the business address of each of these individuals is Getinge AB, at Ekebergsvagen 26, Getinge, Sweden SE-310 44, and each of these individuals is a citizen of Sweden.

Directors

Name	Principal Occupation and Five-Year Employment History

Carl Bennet Chairman of the Board	Mr. Bennet joined the Getinge board of directors in 1989 and has served as Chairman of the Board since 1997. Mr. Bennet currently serves as chairman of the nomination committee and remuneration committee. In addition to his work with Getinge, Mr. Bennet currently serves as Chairman of the Board of Elanders AB, the University of Gothenburg and Lifco AB; Deputy Chairman of Boliden AB; board member of SSAB; and member of the Swedish Government’s Research Advisory Board. Mr. Bennet previously served as President and Chief Executive Officer of Getinge from 1989 to 1997. Mr. Bennet is the Chief Executive Officer, Chairman of the Board, and sole shareholder of Carl Bennet AB, an affiliate and the largest shareholder of Getinge. Mr. Bennet is a citizen of Sweden.

Johan Bygge	Johan Bygge joined the Getinge board of directors in 2007. Mr. Bygge is a member of the auditing committee. In addition to his work with Getinge, Mr. Bygge has served as the Chief Financial Officer of Investor AB, an industrial holding company, since September 2007. He is a board member of HI3G, Isaberg Rapid AB, the Industry and Commerce Stock Exchange Committee, the Association for Generally Accepted Principles in the Securities Market and the Listed Companies Association and Novare Holding AB. From 1987 to 2006, Mr. Bygge held several positions with Electrolux, a manufacturer of home and professional appliances, including Chief Executive Officer of Electrolux Major Appliance Europe and Asia Pacific from 2004 to 2006, Chief Executive Officer of Electrolux Major Appliance International from 2003 to 2004, and Chief Executive Officer of Electrolux Consumer Outdoor Products outside of North America from 2001 to 2003. Mr. Bygge is a citizen of Sweden.

Sten Börjesson	Sten Börjesson joined the Getinge board of directors in 2007 as deputy member on behalf of the Swedish white-collar trade union (Unionen). Since 1995, Mr. Börjesson has been an employee of Arjo Hospital Equipment AB, a manufacturer of medical care products. Mr. Börjesson is a citizen of Sweden.

Jan Forslund	Jan Forslund joined the Getinge board of directors in 2006 as a deputy member on behalf of the Swedish Metalworkers’ Union. Since 2008, Mr. Forslund has served as an ordinary representative member on behalf of the Swedish Metalworkers’ Union. Since 1990, Mr. Forslund has been an employee of Arjo Hospital Equipment AB, a manufacturer of medical care products. Mr. Börjesson is a citizen of Sweden.

Name	Principal Occupation and Five-Year Employment History

Rolf Ekedahl	Rolf Ekedahl joined the Getinge board of directors in 2004 and is a member of the auditing committee. Mr. Ekedahl also currently serves as the Chairman of the Board of ROL International AB, NJ Holding AB and Garpco AB and as a member of the board of Rörvik Timber AB, Arcam AB and Västervik Framåt AB. Mr. Ekedahl formerly served as President of Munksjö AB, a manufacturer of paper products, from January 2001 to April 2004, and he served as a Chief Executive Officer of Rörvik Timber AB, a manufacturer of timber products, from 2001 to 2004. Mr. Ekedahl is a citizen of Sweden.

Daniel Moggia	Daniel Moggia joined the Getinge board of directors in 2008 as a deputy member on behalf of the Swedish Metalworkers’ Union. Since 2005, Mr. Moggia has been an employee of Getinge Disinfection AB, a manufacturer of sterilization products. From 1999 to 2005, Mr. Moggia served as a coordinator at Vida Timber AB, a provider of timber products. Mr. Moggia is a citizen of Sweden.

Carola Lemne	Carola Lemne joined the Getinge board of directors in 2003 and is a member of Getinge’s auditing committee. In addition to her work with Getinge, Dr. Lemne has served as President and Chief Executive Officer of Praktikertjänst AB, a Swedish health care provider, since March 2008. She has also served as associate professor at the Karolinska Institutet since 1998. Dr. Lemne is a board member of Praktikertjänst AB, the Praktikertjänst Pension Fund, Praktikertjänst Insurance AB, the Strategic Research Foundation and Apoteket AB. She is also a member of the governmental Delegation for Co-operation on Clinical Research and of the Scientific Advisory Board of Industrifonden. Dr. Lemne served as Chief Executive Officer of Danderyd University Hospital AB from August 2000 to November 2007. Dr. Lemne is a citizen of Sweden.

Johan Malmquist	Johan Malmquist joined the Getinge board of directors in 1997. Mr. Malmquist has been employed by Getinge since 1990 and has served as President and Chief Executive Officer since May 2007. He is a citizen of Sweden.

Bo Sehlin	Bo Sehlin has been a representative member and deputy member of the Getinge board of directors since 2006. Mr. Sehlin currently serves as a representative member on behalf of the Swedish white-collar trade union (Unionen). Mr. Sehlin has been employed by Maquet Critical Care AB, a medical devices manufacturer, since 2001. Mr. Sehlin is a citizen of Sweden.

Margareta Norell Bergendahl	Ms. Norell Bergendahl joined the Getinge board of directors in 2004 and serves as a member of Getinge’s remuneration committee. In addition to her work with Getinge, Ms. Bergendahl currently serves as Professor of Integrated Product Development at the Royal Institute of Technology (KTH), in Stockholm, Sweden, where she has been employed since 1988. Ms. Bergendahl also serves as Chairman of the Board of CTMH and is a board member of VINNOVA. Ms. Bergendahl previously served as Vice President at KTH, Stockholm from 1999 to 2007 and as Professor at the Norwegian University of Science and Technology (NTNU), Trondheim prior to 1995. Ms. Bergendahl is a citizen of Sweden.

Name	Principal Occupation and Five-Year Employment History

Johan Stern	Johan Stern has served as a director of the Getinge board since 2004. Mr. Stern is a member of the Getinge auditing committee and remuneration committee. Mr. Stern is Chairman of the Board of Healthinvest Partners AB, and he a board member of Carl Bennet AB, Elanders AB, Lifco AB, Sigtunaskolan Humanistiska Läroverket, Strand Kapitalförvaltning AB and Rolling Optics AB. Mr. Stern was partner of FMG Fund Managers Ltd. from September 1998 to December 2003. Mr. Stern is a citizen of Sweden.

Executive Officers

Name	Principal Occupation and Five-Year Employment History

Johan Malmquist President and CEO	Johan Malmquist joined the Getinge board of directors in 1997. Mr. Malmquist has been employed by Getinge since 1990 and has served as President and Chief Executive Officer since May 1997. He is a citizen of Sweden.

Heribert Ballhaus Executive Vice President Medical Systems	Heribert Ballhaus has served as Executive Vice President for Medical Systems since November 2001. Since January 2008, Mr. Ballhaus has also served as President of Maquet LLC. Mr. Ballhaus is a German citizen.

Ulf Grunander Chief Financial Officer	Ulf Grunander has served as Chief Financial Officer since 1993. Mr. Grunander is a Swedish citizen.

Christer Ström Executive Vice President Infection Control	Christer Ström has served as Executive Vice President Infection Control since 2007. From January 2005 to June 2007, Mr. Ström served as the Chief Executive Officer for Berendsen, a textile service company, and from September 2001 to January 2005, Mr. Ström served as the President of Berendsen Textilservice AB, a subsidiary within the Berendsen Group. Mr. Ström is a Swedish citizen.

Michael Berg Executive Vice President Extended Care	Michael Berg has served as Executive Vice President Extended Care since September 2005. From February 2001 to July 2004, Mr. Berg served as Chief Executive Officer of ALTO Europe, a manufacturer of industrial high pressure washers and vacuum cleaners. Mr. Berg is a Swedish citizen.

Michael Rieder Executive Vice President Sales & Marketing Medical Systems	Michael Rieder has served as Executive Vice President Sales & Marketing Medical Systems since November 2001. Mr. Rieder is a German citizen.

Magnus Lundbäck Executive Vice President Resources	Magnus Lundbäck, PhD. has served as Executive Vice President Human Resources since 2008. Prior to his employment at Getinge, Mr. Lundbäck served as the Vice President of Human Resources at Volvo Cars from July 2006 to January 2008, as human resources manager from July 2004 to July 2006, and as a senior research engineer at Volvo Cars/Ford Motor Company from 1999 to 2004. Mr. Lundbäck is a Swedish citizen.

PURCHASER

Directors

The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five (5) years of each director of Purchaser. Unless otherwise indicated, each director and executive officer has been so employed for a period in excess of five (5) years. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with Purchaser. The business address of each of these individuals is DaVinci Merger Sub, Inc. c/o Getinge AB Ekebergsvagen 26, Getinge, Sweden SE-310 44, and each of these individuals is a citizen of the Sweden.

Name	Principal Occupation and Five-Year Employment History

Johan Malmquist	Johan Malmquist joined Purchaser’s board of directors in 2008. Mr. Malmquist has served on Getinge’s board of directors since 1997, has been employed by Getinge since 1990 and has served as President and Chief Executive Officer since May 1997. He is a citizen of Sweden.
Ulf Grunander	Ulf Grunander joined Purchaser’s board of directors in 2008. Mr. Grunander has served as Chief Financial Officer of Getinge since 1993. Mr. Grunander is a Swedish citizen.

Heribert Ballhaus	Heribert Ballhaus joined Purchaser’s board of directors in 2008. Mr. Ballhaus has served as Getinge’s Executive Vice President for Medical Systems since November 2001. Since January 2008, Mr. Ballhaus has also served as President of Maquet LLC. Mr. Ballhaus is a German citizen.
Michael Rieder	Michael Rieder joined Purchaser’s board of directors in 2008. Mr. Rieder has served as Getinge’s Executive Vice President Sales & Marketing Medical Systems since November 2001. Mr. Rieder is a German citizen.
Reinhard Mayer	Reinhard Mayer joined Purchaser’s board of directors in 2008. Mr. Mayer has served as Getinge’s Chief Financial Officer for Medical Systems since October 2002. Mr. Mayer is a German citizen.

Executive Officers

The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five (5) years of each executive officer of Purchaser. Unless otherwise indicated, each director and executive officer has been so employed for a period in excess of five (5) years. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with Purchaser. The business address of each of these individuals is DaVinci Merger Sub, Inc. c/o Getinge AB Ekebergsvagen 26, Getinge, Sweden SE-310 44, and each of these individuals is a citizen of the Sweden.

Name	Principal Occupation and Five-Year Employment History

Ulf Grunander President	Ulf Grunander has been President of Purchaser since 2008. Mr. Grunander has served as Chief Financial Officer of Getinge since 1993. Mr. Grunander is a Swedish citizen.
Christian Keller Vice President	Christian Keller has been Vice President of Purchaser since 2008. Mr. Keller has been employed by Getinge since November 2001, and he has served as a President of Maquet Cardiopulmonary AG since December 2005. Mr. Keller also served as the Managing Director of Medikomp GmbH from May 2000 to December 2004, President and Chief Executive Officer of Maquet Critical Care AB from January 2005 to August 2005, and Managing Director of Medikomp GmbH from September 2005 to November 2005. Mr. Keller is a German citizen.
Heribert Ballhaus Treasurer	Heribert Ballhaus has been Treasurer of Purchaser since 2008. Mr. Ballhaus has served as Getinge’s Executive Vice President for Medical Systems since November 2001. Since January 2008, Mr. Ballhaus has also served as President of Maquet LLC. Mr. Ballhaus is a German citizen.
Christoph Issem Secretary	Christoph Issem has been Secretary of Purchaser since 2008. Mr. Issem has been employed by Getinge since 2002, and has served as Chief Financial Officer at Getinge USA Inc., since 2007. From 2002 to 2007, Mr. Issem was employed as a Divisional Controller for Surgical Workplaces at Maquet GmbH & Co.KG. Mr. Issem is a German citizen.

Facsimile copies of Letters of Transmittal, properly completed and duly executed, will be accepted. The appropriate Letter of Transmittal, the Share Certificates and any other required documents should be sent or delivered by each Datascope stockholder or the Datascope stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

Facsimile: (718) 234-5001	By Mail or Overnight Delivery:	By Hand or Courier:

Confirm by Telephone: (718) 921-8317 or (877) 248-6417	American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, NY 11219	American Stock Transfer & Trust Company Attn: Reorganization Department 59 Maiden Lane Concourse Level New York, NY 10038

You may direct questions and requests for assistance to the Information Agent at its address and telephone number set forth below. You may obtain additional copies of this Offer to Purchase, the related Letter of Transmittal and other tender offer materials from the Information Agent as set forth below, and they will be furnished promptly at Getinge’s expense. You also may contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

199 Water Street, 26th Floor
New York, NY 10038-3560
Banks and Brokers Call (212) 440-9800
All Others Call Toll Free (800) 328-5614

You may also direct questions and requests for assistance to the Dealer Manager at its address and telephone number set forth below.

The Dealer Manager for the Offer is:

Merrill Lynch & Co.
Four World Financial Center
New York, New York 10080
Call Toll Free: (877) 653-2948
International Callers: (609) 818-8000